Exhibit 99.1

BAJA MINING CORP

Preparing for Growth

Baja Mining Annual Report 2008

Table of Contents

Corporate Highlights	2
President’s Message	4
Metals & Resources Report	8
Progress Report	10
Social & Environmental Responsibility	14
Management’s Discussion & Analysis	17
Consolidated Financial Statements	33
Corporate Information	IBC
A Palo Adan – native to Baja California Sur.

Annual General Meeting

The Annual General and Special Meeting of the shareholders of Baja Mining Corp. will take place at 2 pm, Thursday, May 14, 2009, in the Oceanview suite #1, Restaurant Level of the Pan Pacific Hotel, 999 Canada Place, Vancouver, BC. Members of Baja’s senior management team and Board of Directors will be in attendance.

All shareholders are encouraged to attend in person or vote their shares by proxy.

Information related to the meeting is available in the Baja Information Circular, which can be found at www.bajamining.com or on SEDAR at www.sedar.com.

“We are putting ourselves in a
strong financial position
so that when the market improves,
we will be ready to go.”
-John Greenslade

2	Baja Mining - 2008 Annual Report
Corporate Highlights

“The scheduled slowdown is allowing us to
preserve construction progress and
improve our performance when things turn around.”
-Michael Shaw

Corporate Highlights

2008
January – Construction Activity Ramps up in Mexico
More than 100 workers prepared for the early delivery of Phase 1 of the construction camp. Other on site activities included flora and fauna relocation and the remediation of the town’s landfill. Orders were placed for critical long lead items, such as the turbine and generator set, an integral part of the acid plant that generates power from heat recovered during the burning of sulphur.

April 17 – Revised Project Capital Cost Released
Baja released results of a high level capital cost review. The capital costs of the Boleo Project were re-estimated to be US$871 million (US$1.1 Billion with financing charges). With this new estimate in hand, we proceeded with construction financing efforts.

April 17 – Partnership Agreement Signed with Kores
Korea Resources Corporation (Kores) completed a sale and purchase agreement for a 30% interest in our Mexican subsidiary, Minera y Metalurgica del Boleo, SA de CV (MMB). The official signing ceremony took place in Washington, DC, attended by a Korean Government delegation led by Mr. Youn Ho Lee, the Minister of Knowledge Economy. The transaction closed on June 30, 2008.

April 22 – Launch of New Multimedia Presentations
To improve shareholder communication, Baja began streaming media and video podcasts of news updates, corporate information, progress highlights, and management introductions.

May 8 – C. Thomas Ogryzlo Appointed as Chair of the Board
Mr. Ogryzlo has over 35 years of industry experience and has been president of several well-known mining and engineering companies, including Triton Mining Corporation, Black Hawk Mining, and Kilborn SNC-Lavalin.

June 30 – Minority Partnership Arrangement Completed with Korean Consortium
A transaction was completed with a consortium of Korean owned companies including Kores, LS-Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Copper Foil Co. Ltd. The consortium holds a 30% minority interest in the Boleo Project and has invested $135 million of cash and committed additional project funding towards the project's development.

June 30 – Senior Debt Financing Package Increased to $665 Million
Baja announced a restructuring of the previously announced (2007) senior debt facility. The first mortgage debt was increased to US$665 million and split between Bayerische Hypo-und Vereinsbank AG, a member of Unicredit Group (HVB) and the Export-Import Bank of Korea. This transaction did not close and we are re-addressing construction financing in 2009.

October 29 - Progress Slowdown Commences at El Boleo
Due to the global financial crisis, construction activities at the Boleo project were slowed and/or delayed. Ongoing engineering activities continue, as does the completion of the construction camp and some on-site infrastructure.

2009
February - Cost Re-estimation Initiated
Given global economic conditions, Baja focused on revising capital and operating costs, with the goal to reduce required project financing.

Phase 1 of the Boleo construction camp, which will accommodate up to 1,000 workers, is now substantially complete.

Preparing for Growth

Mike Laflamme, Director of Supply Chain
All international projects I have worked on have presented various challenges and conditions. However, there is one common thread which makes a project and company successful - people. I am proud to say that Baja Mining/MMB has the best Supply Chain team I have ever worked with that shares the vision:

To professionally and cohesively provide the means by which procurement, contracts and logistics are executed and managed in a pro-active, ethical and safe manner; and with conviction, quality optimization, efficient scheduling and attention to costs, advance the project and future operations while minimizing risk.

4	Baja Mining - 2008 Annual Report
President's Message

“The idea is to have the best people for the job–

the right people, at the right time.”
-John Greenslade

President’s Message

Each year seems to bring new challenges to Baja’s management team. The year 2008 was no exception. We began the year by placing orders for long lead construction items for the Boleo project, and we continued to prepare the site. We began building Phase 1 of the construction camp, which will accommodate up to 1,000 workers. Phase 1 is now substantially complete.

Recognizing that capital costs of mining projects had escalated dramatically since the Definitive Feasibility Study (“DFS”) in 2007 (with plant costs being primarily from mid-2006), we elected to update the DFS estimate. With the assistance of the construction contractor, we increased the DFS estimate of US$568 million (approximately US$680 million with finance costs, contractor fees, working capital and spares) to US$872 million (US$891 including contractor’s profit, which was not included in the initial estimate, as well as a 12% contingency). Working capital, financing costs and preproduction interest plus a US$80 million cost overrun facility increased total funding estimates to approximately US$1.1 billion - a significant challenge for a small company.

A significant portion of this challenge was met with the sale of a 30% interest in our Mexican subsidiary, Minera y Metalurgica del Boleo S.A.de C.V. (MMB), which owns the Boleo project, to a consortium of Korean companies. These consist of Korea Resources

Corporation (a state-owned corporation of the government of the Republic of Korea), L.S. Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Copper Foil Co. Ltd. In consideration of the sale, the Korean consortium made a cash payment, agreed to contribute it's share of construction costs, and agreed to provide (or arrange) a further US$100 million of subordinate debt for the project (US$50 million of which was a shareholder loan for a portion of Baja’s share of capital costs).

The Korean consortium, in addition to their 30% interest, also has the right, but not the obligation, to purchase 30% of production from the project on commercial terms. In addition, the Korean consortium arranged an underwritten commitment for US$300 million of first mortgage financing with the Korean Export Import Bank (“K-Exim”). With the sale concluded, we ramped up construction activities at the Boleo project. Activity peaked at approximately 450 contractor staff on site by August 2008. Surface mining equipment was scheduled to arrive on site in August, with mining to commence in the first quarter 2009. Delivery was deferred for several months while we finalized bank negotiations, and eventually, as we proceeded into slowdown mode, an agreement was reached with the equipment vendors to return the equipment, with minimal cost to the project.

John W. Greenslade President, CEO & Director

Washington, DC – April 2008 -Partnership agreement with Kores signed. Left to right: G.H. Lee, L.S. Nikko; Youn Ho Lee, Minister Knowledge Economy of South Korea; Han-Ho Lee, Kores; John Greenslade, President Baja & MMB

Preparing for Growth

Baja Mining - 2008 Annual Report	5
President's Message

In conjunction with the Korean consortium and K-Exim, Baja worked with Bayerische Hypo-Und Vereinsbank (“HVB”), a member of Unicredit Group, to restructure the first mortgage commitment (of US$475 million plus a US$40 million cost overrun facility that was committed by HVB in August 2007) for construction financing of the Boleo project to a total underwritten commitment of US$665 million (of which US$300 million was underwritten by K-Exim and US$325 million plus a US$40 million cost overrun facility was underwritten by HVB). These senior debt facilities had received all necessary credit approvals and were only subject to finalization of due diligence and other standard terms and conditions. The extensive package of legal documentation in regard to these debt facilities was substantially complete by the end of September 2008, and the financing was anticipated to close in late September or early October 2008. Regrettably, financial markets continued to deteriorate, and by October 2008 the global bank syndication market had disappeared.

In September/October 2008, base metal prices dropped in one of the most dramatic declines I have witnessed since beginning my career in the mining industry in 1968. In one month, copper fell from approximately US$3.30 per pound on September 1 to approximately US$1.70 per pound on October 1. By January 1, 2009, it had deteriorated to approximately US$1.25 per pound. The forward hedge price for 2010, 2011 and 2012 had also dropped dramatically on the London Metal Exchange. This price has a significant impact on the debt capacity of the Boleo project. Bank financing had been based on the assumption that 50% of production would be sold during the first three years of production, at a price of US$1.50 per pound; with the balance at the forward curve hedge price. Thereafter 100% of production would be sold at US$1.25 per pound.

The economics of the Boleo project are relatively robust. Operating costs for copper production, after credits for cobalt and zinc sulphate, are expected to be in the lowest quartile for producers. However, the capability of the project to service debt—the “debt capacity” of the project—is significantly affected by the forward price of copper. We estimate that the decline in the forward price of copper during the early years of production has reduced the first mortgage debt capacity of the project by approximately US$70-100 million.

The impact of the current financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets, resulted in a decision to slow down and in some areas delay construction at the Boleo project. At the moment, the construction site is substantially on care and maintenance.

In the 2007 President’s Message, I noted that high metal prices were wonderful for producers, but in many respects negative for development companies like Baja. Higher metal prices drove costs of construction significantly higher than what was predicted in the DFS. In addition, there was a significant gap between the prevailing metal prices (+$3 per pound copper) and the metal prices utilized by lenders ($1.25 per pound copper over life of mine) for project cash flows and debt capacity for project financing. In fairness, our proposed lenders did allow us to utilize the forward curve for copper for the first three years of metal production for 50% of our predicted copper sales.

Site preparation continued through late 2007 into 2008 when the construction camp infrastructure began to take shape on site.

Overview of construction camp (foreground) in March 2008 and future plant site (top right).

Preparing for Growth

6	Baja Mining - 2008 Annual Report
President's Message

“The slow down is allowing us to critically
re-assess some of the operating and
capital costs.”
-Rowland Wallenius

With the drop in metal prices, the gap between actual prices, and DFS or acceptable bank-finance prices, has substantially disappeared. At the time of writing, copper is fluctuating from $1.40 to $1.72 per pound of copper. As a consequence, Baja is once again reviewing capital and operating costs. We are hopeful that we can realize a significant reduction in capital costs, although we do not expect it to return to the level assumed in the DFS. We have now completed approximately 30% of detailed engineering for the project and hope to complete this cost review by third quarter of 2009.

We continue to communicate with the commercial banking sector—although the bank syndication market remains closed—and are in discussions with various development banks in order to re-establish first mortgage financing for the project as soon as possible. Our financial advisors, Endeavour Financial International Limited, are working on a new Preliminary Information Memorandum for distribution to select financial institutions in the near term. In the best of all worlds, we would hope to be able to realize a significant decrease in capital costs and to re-commence construction in 2009, with a target start to commissioning of the copper circuit in early to mid 2011, by which time we expect metal prices should have improved significantly.

We continue to carefully monitor all expenditures, to ensure we can continue to develop the project during the current slowdown, and also to ensure that we have adequate funds to maintain the project and its key personnel, even if current market conditions continue to impair our ability to raise funding.

John W. Greenslade
President, CEO & Director
Baja Mining Corp.

$5-6 million of equipment is currently on site awaiting construction re-commencement.

Entering into a partnership with the Korean Consortium was a milestone event for us. It took the efforts of many parties to make the partnership a reality. (Signing in Korea–May 30, 2008)

Preparing for Growth

Rowland Wallenius, Chief Financial Officer
Adding Value! As a Chartered Accountant I seek these opportunities. My position as the CFO at Baja has allowed me the opportunity to add value, not only in the traditional sense of an effective accounting group, but through utilizing the various talents of my team and my management skills to the core areas of Engineering and Mining. I do not expect to fully understand all the highly technical aspects but use my analytical strengths to assist in decision making and problem solving and to provide a non-technical sounding board for Baja’s many professionals.

8	Baja Mining - 2008 Annual Report
Metals & Resources Report

“The ore body is truly a valuable asset.
We are positioning ourselves and our
shareholders for future success.”
-Terry Hodson

Metals & Resources Report

In 2008, a limited amount of drilling was carried out, primarily focusing on defining a carbonate resource, providing geotechnical data for construction projects, and supplying additional information to improve detailed mine designs.

Due to the high cost of importing limestone (carbonate) for acid neutralization, which is required during the metallurgical process, we sought sources of limestone on the property. Drilling results outlined a 14 million tonne resource at the property’s northern end, and we are now testing smaller, but significant limestone resources located closer to the process plant.

We have used geotechnical drill results to update and improve the designs for the process plant, marine dock and tailings dam. Drilling programs also provided data that has helped us produce improved, cost-effective mine designs.

Manganese Potential - Progress at El Boleo
In March, we welcomed Thomas Glück to the Company as Manager, Process Technology. Mr. Glück holds a PhD in chemical engineering, and has focused much of his career on manganese recovery and product development.

Test work completed during the DFS identified a number of opportunities that could enhance the value and sustainability of the project, in the years during which manganese will be produced. A framework was established for strategic development of manganese product options, and is being moved ahead in conjunction with our majority-owned Mexican subsidiary, its Korean partners and technology suppliers. The required outcome from the framework is the competitive sustainability of future MMB operations and products.

Work has been initiated to further reduce the cost of recovering manganese carbonate. This versatile product can be supplied directly to a number of industries as well as be processed into higher value-added products. There are opportunities to produce zinc sulphate monohydrate and manganese sulphate monohydrate. We completed exploratory laboratory-scale tests, examining an innovative process for producing electrolytic manganese metal. Progress in this area of development has reduced the time required to implement a manganese metal refinery. Current development efforts are focused on validating design and operating parameters for an electrolytic manganese metal process.

Together the 2008 programs and on-going test work have provided critical information to support construction and mine planning.

Value Potential Copper provides the platform from which value can be derived from other Boleo products.

Manganese Markets Manganese is used in a number of products, but predominantly as a hardener of steel.

Preparing for Growth

“The turmoil in the markets has provided
opportunities
for us to examine
new value propositions
for the Boleo Project.”
-Thomas Glück

10	Baja Mining - 2008 Annual Report
Progress Report

“We’re taking the time, looking back and tightening
up our operating plans, so that we will have
a path forward for construction.”
-Scott Britton

Progress Report

Construction
Initial work in early 2008 consisted of a program of cactus removal, quarantine and relocation at the proposed plant location and construction camp site, in accordance with our environmental permits. We also collaborated with Santa Rosalia authorities in a cooperative effort to remediate the town’s existing landfill, which is located on our land, and to develop a controlled facility in a new location to the north, on land that the Company is donating. The Company began and continued to place orders for long lead items throughout the first half of the year.

At the plant site, work advanced well through mid-2008, with the installation of the construction camp and associated infrastructure, construction offices and warehouses/lay down areas, improvements to project-wide site access and the desalination plant. Between the Company and its construction contractors, more than 400 workers were active on-site on a daily basis by October 2008. Contracts were arranged for camp catering and administration, and we began initial recruitment for the hiring of the permanent workforce. Once operating, the Boleo mine and mill operation will employ up to 750 full-time workers. We are making every effort to recruit locally, ensuring the townspeople benefit from the mining activities in their own backyard. The Company has its own internal project management team and continued through 2008, even in a difficult market, to add additional seasoned veterans from the industry.

Supply Chain
The supply chain group experienced a tremendous first year of project momentum and activity. The procurement, contracts and logistics staff focused on minimizing costs, supplying quality equipment and meeting the project schedule. The Company committed nearly US$200 million, in more than 200 purchase orders, in procurement and services to reputable contractors and major suppliers.

We have completed the barge and dock design for site and are moving forward with the design of a dock and materials handling infrastructure. These are issues critical to our logistics strategy.

We are focused on procuring supply and services from local suppliers and contractors, in order to benefit local businesses and communities. We established a senior management presence in Santa Rosalia with the permanent relocation of Michael Shaw, Vice President Construction and Engineering and Mike Laflamme, Director Supply Chain. These two key individuals are leading our team on site and in the community to ensure we build a trustworthy and working relationship with the local people.

The project slowdown has resulted in the suspension of much of our procurement activity.

Up to 2,500 people will be needed for construction at Boleo; 750 will become the permanent workforce.

Michael Shaw, VP Engineering and Construction above the construction camp on site at Boleo.

Preparing for Growth

Maria-Luisa Sinclair, Director of Human Resources
I have had broad exposure to organizational development and human resources manage- ment in the mining industry in Canada and abroad. My human resources philosophy is based on an approach that combines the needs of the organization and of the employees. Human resources practitioners have to walk a fine line. On one side we must partner with the business and implement strategies and programs to support its long term growth and success and on the other, we have to ensure that the programs in place meet the employee’s needs and aspirations; and we have to accomplish all of this while providing high quality services to both.

12	Baja Mining - 2008 Annual Report
Progress Report

“Engineering has progressed such that we can make
an aggressive start with construction
as soon as financing is available.”
-Ron Hamm

With the cooperation of our suppliers and contractors, we were successful in suspending or cancelling most major purchase orders through fair and equitable negotiations. We are working towards project re-engagement in 2009.

Mining

During 2008, the mining group made great strides towards achieving both long-term goals and short-term results. These included 1) finalizing the initial detailed underground and surface mining plans; 2) specifying and ordering the initial complements of mining equipment; 3) completing the initial layout and timing of supporting surface infrastructure; and 4) preparing for the start-up of mining activities in anticipation of the construction of the plant and mining infrastructure.

In the first nine months of 2008, the priority was on developing the underground and surface mining plans that had been laid out in the DFS, to a greater level of detail. We sought specific information such as predictable estimates of monthly run-of-mine (ROM) production levels and ore grades delivered to designated stockpile areas, consumable mining supplies, equipment scheduling, production unit scheduling, labor requirements and associated ROM ore grades.

During 2008, the tailings dam design was submitted to our independent tailings review panel. We are developing our criteria to meet international environmental standards. It received favorable comments and suggestions. In addition, the detailed construction plans and resulting schedule for building the initial lifts of the tailings dam were advanced to a point where contractor bidding was solicited.

A second effort concentrated on finalizing mobile mining equipment specifications and preparing a schedule required for ramping up the initial mining operations. Because the initial priority for the mine group is on constructing surface infrastructure, the group focused on the surface mine mobile equipment and long lead underground mobile equipment.

A third effort in 2008 was to build our knowledge base from the prepared detailed plans and to schedule required work activities to advance the timing priority of surface infrastructure and other support designs. These efforts concentrated on expanding the initial detailed mining plans to include activities by third-party contractors and others, so these activities could be amalgamated into an integrated schedule of ramp up and construction.

Sophisticated systems are being installed on site to deal with sewage treatment and water supply. Baja will have 900km of piping on site for various uses.

Mineral Reserves: December 31, 2008
	Tonnes	Cu%	Co%	Zn%	Mn%
Proven	40,900,000	1.43	0.09	0.44	2.48
Probable	44,100,000	1.24	0.07	0.66	3.32
Total Reserves	85,000,000	1.34	0.08	0.55	2.92

Mineral Resources: December 31, 2008
	Tonnes	Cu%	Co%	Zn%	Mn%
Measured	74,600,000	0.93	0.08	0.48	2.72
Indicated	202,600,000	0.62	0.05	0.66	3.10
Total Meas. & Ind.	277,200,000	0.70	0.06	0.62	3.00
Inferred	254,600,000	0.39	0.04	0.63	2.65
1. Proven and Probable reserves are contained within the resources listed below
2. Cu=Copper; Co=Colbalt: Zn=Zinc; Mn=Manganese

Preparing for Growth

Baja Mining - 2008 Annual Report	13
Progress Report

“We pride ourselves on our corporate governance
practices–they provide the framework for delivering
long-term value to our shareholders.”
-Kendra Low

Finally, the mining group advanced plans and activities, so that mining and surface infrastructure activities could begin immediately, once construction of the project was officially started. This included developing a detailed organizational matrix and making the initial contacts towards attracting skilled candidates to needed positions.

Human Resources
At Baja we recognize that future growth will result from the combination of individual talents and technology; hence our employees are one of our most valuable assets. We are currently preparing ourselves for growth by developing a human resources strategy that incorporates policies and programs to attract, retain, and develop the high-performance workforce that the Boleo project requires.

Our human resources philosophy is based on the principles of mutual respect, trust, fair treatment and integrity. Our objective is to create a work environment where individuals are encouraged to grow and are motivated, determined and passionate about their jobs and the contributions they make to the Company, the project, the community and our shareholders.

In 2008 our management team welcomed Thomas Glück, PhD, a manganese process expert, as Manager, Process Technology; Mickey Steward as Environmental Coordinator; Maria-Luisa Sinclair, as Director of Human Resources and Gerrie van der Westhuizen, CA, as Controller. In addition, we hired a strong support team, both in technical and corporate groups, to complement our management. Biographies on all of our senior staff can be found on our website at www.bajamining.com.

Governance
The team at Baja upholds the highest standards of personal and business ethics and is committed to continuing to improve existing high level communication and internal control policies and maximizing shareholder value.

We have expanded the depth of our governance policies and transformed them from written policies to working and value-adding internal procedures. During the year, we:

•  appointed an independent Chair of the Board;
• implemented a Board mandate to outline and streamline the strategy and responsibilities of the Board, as well as created criteria to objectively evaluate the Board and its executive committees;
• created and implemented job descriptions for the Board Chair and each Committee Chair;
• retained the services of an outside consultant, Control Solutions, to audit our internal controls over financial reporting;
• performed reviews on all outstanding policies and charters to ensure they exceeded the criteria set forth by the TSX and securities commissions; and
• created a new policy to set formal procedures and standards around trading in company securities, which is applicable to everyone at Baja.

The goal of our corporate governance philosophy and practice is one in which the policies and procedures we enforce lead to accountability and responsibility of all stakeholders in our organization.

We have an excellent staff at our Community Relations Office in Santa Rosalia including: L-R Alma Colorado, Angel Rodriguez, Teresita Martinez

Workers on site–proud members of our team.

Preparing for Growth

14	Baja Mining - 2008 Annual Report
Social & Environmental Responsibility

“We have taken the time and enhanced our
environmental team with industry experts.”
-Rowland Wallenius

Social & Environmental Responsibility

During 2008, we completed our Environmental and Social Action Plan (ESAP) in accordance with the guidelines in the Equator Principles and the related International Finance Corporation Performance Standards. The ESAP is developed through four strategic programs relating to: biodiversity preservation and pollution control; community and social development; employee and community health and safety; and disclosure and communication.

We continued to give support to, and cooperate with, municipal authorities in order to align our interests and activities with those of the town and local governments. As a visible sign of our community commitment, we donated a fire engine and contributed to Santa Rosalia’s anniversary festivities. We also undertook or advanced the following development programs:

Flora Rescue and Relocation Action Plan
Reforestation Action Plan
A total of 3,554 cacti, representing ten species, were rescued. 14% were relocated and 86% are under greenhouse treatment to promote root growth; to prevent and fight potential diseases and to promote their recovery from the dehydration and stress caused by extraction, after which they will be transferred to their relocation site.

Fauna Rescue Program
Twelve capture and release campaigns removed 288 birds, 485 mammals and 82 reptiles from the camp and plant areas, with an effectiveness of approximately 97%. The individuals were released in an untouched area within the Boleo property.

These activities concentrated on the areas affected by site preparation and camp construction. The first stage included approximately 69 hectares. A second stage was suspended due to the slowdown.

All rescue and relocation plans were developed in coordination with technical personnel of the El Vizcaino Biosphere Reserve.

Urban Development Program
In an agreement with the Municipal Government to jointly develop a community landfill, we committed to obtain the required environmental permits and construct the first stage, which is scheduled to operate for at least 10 years. We have developed the design, and completed the environmental studies necessary for permits. We expect to receive authorizations in 2009.

Resettlement Action Plan
As a result of redefined property limits, a number of settlers were found to be occupying land within our boundaries.

A Gnatcher on site–environmental protection extends to the smallest residents.

82 reptiles have been relocated away from areas being developed on site.

Preparing for Growth

Baja Mining - 2008 Annual Report	15
Social & Environmental Responsibility

The Company had not clearly, physically established these new boundaries. A total of 32 sites were identified in the areas known as Providencia, Purgatorio, San Luciano and Mesa El Boleo. An action plan was successfully implemented according to World Bank guidelines, and 27 lots were recovered through individual negotiations and agreement, with adequate measures to mitigate its social impact.

We are committed to the sustainable development of the Boleo property and will continue to work, in good faith, with citizens and local, state and federal authorities. Our responsibility to the people of Santa Rosalia is of the utmost importance.

Environmental Permitting
As a critical part of the project, and in line with our Environmental Impact Manifest (EIM), we filed all documents and reports required to keep our permits and authorizations valid and up-to-date. In particular, we filed the annual reports related to the EIM that authorize the construction and operation of the project, the authorization to mine in a natural protected area, and the permit for change in land use.

Additionally, we applied for, and obtained, an environmental impact resolution that authorizes the construction and operation of the wharf during the construction stage of the project.

2009 shall be dedicated to obtain pending permits. When a decision is made to re-engage project construction, additional applications will be filed as needed and according to the construction schedule, once more detailed engineering is available. Project slowdown may prove to be positive from a permitting perspective, as it provides extra time to refine and revise certain aspects of the program that will lead to cost reduction and improved operating efficiencies.

Further information regarding the Company’s environmental permitting, actions and impact planning and implementation can be found on the Company’s website.

Fauna Relocation Statistics

Cacti on site come in all shapes, sizes and configurations. Our greenhouse is home to many native cacti that must be relocated due to construction activities.

Terry Hodson, General Manager - Geology
The current economic slowdown has affected all sections of the economy, but as with every previous downturn, there will be recovery. As a geologist, I view the Boleo project as a very valuable deposit which we have positioned on the brink of production. Diamond drilling campaigns outlined ore reserves for a minimum 25 year operation; efficient mine plans have been developed; and a process plant has been designed to economically produce contained metals. Industries will again require the base metals available at Boleo and we are positioned to make our move.

“We will continue to meet the challenges in our path;
we will build this mine
and produce
copper, cobalt, zinc, and eventually manganese.”
-John Greenslade

Baja Mining - 2008 Annual Report	17
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

Management’s Discussion & Analysis	17
Consolidated Financial Statements	33
Management’s Responsibility for Financial Reporting	33
Independent Auditors’ Report	34
Consolidated Balance Sheets	36
Consolidated Statements of Operations and Comprehensive Loss	37
Consolidated Statements of Changes in Shareholders’ Equity	38
Consolidated Statements of Cash Flows	39
Notes to Consolidated Financial Statements	40

Management’s Discussion & Analysis

This Management Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the year ended December 31, 2008. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form, filed as a form 20-F for the year ended December 31, 2008, all of which are available on the SEDAR website at www.sedar.com. Expressed in thousands of Canadian dollars, unless stated otherwise. This MD&A is current as of March 31, 2009.

NATURE OF BUSINESS

Baja Mining Corp. (the “Company” or “Baja”) is engaged in the exploration and development of its mineral properties in Mexico, focusing on the financing and construction of its El Boleo copper-cobalt-zinc-manganese deposit (“Boleo Project” or “Boleo”) located at Santa Rosalia, Baja California Sur, Mexico. On June 30, 2008 the Company completed the sale of 30% of its subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), to a Korean Consortium (the “Consortium”). Baja and the Consortium’s key objectives for the Boleo Project in 2009 are:

•  appoint an Engineering, Procurement and Construction Management (“EPCM”) contractor;

•  EPCM contractor to prepare a revised independent capital cost estimate and project schedule;

•  establish a target price for the EPCM contract;

•  arrange senior and subordinated project debt financing; and

•  continue development and resume construction on the Boleo Project.

The Company owns its 70% interest in Boleo Project through its wholly owned subsidiary, Mintec Processing Ltd., which owns 100% of a Mexican subsidiary, Invebaja S.A. de C.V, which in turn owns 70% of the shares of MMB.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego. The deposit contains seven mineralized seams, called

“mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operate in the buffer zone of the biosphere.

The Boleo Project is being developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/ liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate monohydrate and, at some point, manganese - probably as manganese carbonate.

OVERALL PERFORMANCE

Corporate outlook
On October 29, 2008 the Company announced that due to the current global financial crisis, it elected to slow down development of the Boleo Project pending improved market conditions. At the date of filing, the current global financial conditions and outlook continue to be uncertain. The continued effective shutdown of the global bank syndication and equity markets for base metals, coupled with current base metal prices and hedging prices makes the timing of improved market conditions unknown.

Preparing for Growth

18	Baja Mining - 2008 Annual Report
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

However, the Company has taken the opportunity to reduce committed expenditures and revise the 2009 budgets to ensure strong and continued financial viability of Baja. Management continues to closely monitor all future commitments and current cash expenditures against budgets. Baja has invested its current cash reserves, the majority in $US, in guaranteed investment certificates with our Canadian chartered bank, Scotiabank. These actions were designed to protect the long term interests of the Baja shareholders, and as a result Baja is projected to retain a significant cash reserve over the next twelve months.

While management and its advisors can confirm that the Boleo project economics remain robust even at current low metal prices, the delivery of a revised capital cost estimate and construction schedule are key for predicting updated project timelines. During January and February 2009, the Company completed a detailed internal trending analysis of current capital costs and also targeted areas for potential savings. Several specific areas were noted where significant downward trends could lead to potential savings, and general input price-declines, were also noted. The project capital costs, showed a 12% decrease, which suggests a revised cost estimate of US$767,000 (excluding working capital and financing costs). This represents a reduction of over US$100,000 from the Company’s April 2008 capital cost estimate of US$872,000. This work leads management to believe that a revised capital cost update is required and that it could result in the economics of the project being even more attractive.

The Company and its partners, the Consortium, will continue to work for all project stakeholders in 2009 to ensure our key objectives are met.

Construction Update
As a result of the October 29, 2008 announcement to delay certain construction activities on the project, the site contractor, The Industrial Company (“TIC”), completed all requested site work and demobilisation effective February 28, 2009. Phase I of the construction camp and all associated infrastructure were largely completed and all of these assets were placed in long-term stasis by TIC prior to their departure. The Company continues to staff its Santa Rosalia office and the Boleo site ensuring security for existing assets.

The Company has strategically reviewed all outstanding procurement, and received tremendous supplier support as we negotiated revised terms. The Company has now arranged delivery or storage for all but one item. No new project procurement has occurred since October 2008, but vital long lead equipment remains on track, allowing significant benefits to a revised project schedule.

Engineering Update

The Company and its engineers, AMEC Americas Ltd., have completed a 30% detailed design review. However, with the changes in the market, the Company has taken the opportunity to prepare a revised scope of work for the project under an EPCM project model. We have prepared and delivered a request for proposals to several qualified engineering firms. This tender is open until the end of March 2009. The Company will review all proposals and is scheduled to make a decision in April 2009.

Phase I, the preparation of a revised independent capital cost estimate and revised project schedule. All Baja project staff will assist in this effort to ensure this is completed efficiently. Estimated completion is the third quarter of 2009.

Phase II, upon completion of the estimate and project schedule, will be the establishment of a target price for the EPCM contract.

Three key providers or our process packages remain in place, all of which continue to support the project and Baja. These include the acid plant and cogeneration facility with SNC Lavalin-Fenco; the front-end ore and limestone preparation circuits (crushing, grinding, and screening, as well as solid/liquid separation) with FL Smidth Minerals, Inc.; and the solvent extraction and electrowinning circuits with Bateman Litwin.

Construction Financing Update

As a result of the adverse market conditions in 2008, the Company was unable to close its jointly arranged US$665,000 senior debt package by year-end. These facilities and the commitments have expired at December 31, 2008.

The Company and its financial advisors Endeavour Financial Corporation (“Endeavour”), continue discussions with numerous lending institutions and have now targeted certain institutions, including development banks, as the most effective path towards securing a revised financing package.

Preparing for Growth

Baja Mining - 2008 Annual Report	19
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

The Company and Endeavour are currently working on updating the project financial model and revising the information memorandum for more detailed discussions with lending institutions.

To the best of our knowledge, the Export Import Bank of Korea (“K-Exim”), Bayerische Hypo-und Vereinsbank AG (a member of UniCredit Group), Caterpillar Financial SARL (of Zurich, Switzerland) and the Korea Development Bank (of Seoul, Korea) all remain interested in our project debt facility.

Despite the efforts of management and the Company`s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and equity financings and successfully construct and develop the Boleo Project.

Once a clear development schedule is completed, the Company and Endeavour will work with all the financing partners to complete revised credit facilities in 2009.

Development Partner
On June 30, 2008, the Company closed an agreement (the “Transaction”) with the Consortium in order to access a significant portion of the project funding for the Boleo Project, pursuant to which the Consortium acquired a 30% interest in the Project through the acquisition of a 30% interest in MMB. The Consortium is led by Korea Resources Corporation (“Kores”) and LS-Nikko Copper Inc. (“LS-Nikko”), and in addition, includes Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Copper Foil Co. Ltd.

The lead members of the Consortium are, Kores, a state-owned corporation of the Government of the Republic of Korea, that has a mandate to pursue resource development opportunities to supply Korea’s expanding industrial economy, and LS-Nikko, a significant refiner of copper (approximately 500,000 tonnes per year from copper concentrates) that is a Korean company controlled equally by the LS Group of Korea, and Nippon Mining of Japan. Baja is very pleased to be working with such excellent partners who bring natural resources experience and additional financial strength to the Boleo Project.

The Consortium has remained a committed partner and continues to support the project financially and through personnel as we move through 2009 and continue development of our project.

Management Additions

Baja has made the following appointments to support the Boleo project:

•  Maria-Luisa Sinclair, Director of Human Resources:
Maria-Luisa Sinclair holds a Master Degree of Arts from Royal Roads University in Victoria, British Columbia. She has over 15 years experience in the mining industry and is an experienced human resources professional with broad exposure to organizational development and human resource management in Canada and abroad. From July 2006 to August 2008, Ms. Sinclair acted as Vice President of Human Resources for Skye Resources Inc. and from October 2005 to June 2006, as Director, Human Resources for Pan American Silver Corp. Before, she held a series of increasingly senior human resources positions with Placer Dome Inc. Ms. Sinclair has been faculty member of the McRae Institute of International Management at Capilano College, where she taught International Human Resources and Business Management to post-graduate students.

•  Gerrie van der Westhuizen, Controller:
Gerrie van der Westhuizen’s exposure to mining spans back to his early youth, having grown up on a mine in South Africa. He holds a Bachelors of Commerce (Honours) (2002) from North West University in South Africa. Mr. van der Westhuizen entered public practice with PricewaterhouseCoopers (PWC”) in South Africa in 2003 and qualified as a Chartered Accountant (SA) in 2005. He moved to PwC Vancouver in 2006, working as a manager in the mining group until joining the Company in October 2008. Mr. van der Westhuizen focused on platinum miners as well as other public metals and mining clients in South Africa and focused on base- and precious metal mining companies registered with the TSX, SEC and LSE while in Vancouver. He was a member of PwC Vancouver’s IFRS Champions and co-author of PwC’s annual BC Mining Survey. After joining the Company in October 2008, Mr. Van der Westhuizen obtained his Canadian Chartered Accountant designation.

Preparing for Growth

20	Baja Mining - 2008 Annual Report
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

SELECTED ANNUAL INFORMATION

The following financial data is selected financial information for the Company for the three most recently completed fiscal years ending December 31, presented in thousands of Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

	2008	2007	2006
Total revenues	$-	$-	$-

Loss for the year	$(2,293)	$(11,112)	$(23,223)

Basic and diluted
loss per share
for the year	$(0.02)	$(0.09)	$(0.24)
Total assets	$198,385	$54,673	$12,422

Financial year 2008 compared to financial year 2007
During 2008, the Company continued development and construction of the project, until the October 29, 2008 slow-down and delay. This significantly increased mineral property costs through investment in infrastructure and long-lead equipment. Managements assessment of the project, with current commodity price and the continuation of long-lead engineering, allows the Company to remain confident in the project economics and the ultimate recoverability of its existing investment. The significantly lower loss in 2008 is primarily the result of foreign exchange gains on US$ currency, increased interest income and capitalized project costs.

Financial year 2007 compared to financial year 2006
During 2007, the Company completed its DFS and began deferring project costs. This resulted in a significant decrease in the loss for the year, and contributed significantly to the increase in the total assets by the end of 2007.

RESULTS OF OPERATIONS

Comparison of December 31, 2008 to December 31, 2007

Operations
With the published economic and technical results of the DFS on May 29, 2007 the Company moved into its development stage on June 1, 2007. At December 31, 2008, $126,362 in development costs had been capitalized, as compared to $18,572 at December 31, 2007.

During the period, the Company sold a 30% interest in its subsidiary MMB. In total, the Company received $91,538 in cash, of which $69,380 was provided to MMB, and was earmarked for the financing, construction, development and working capital of the Boleo Project. The Company also retains US$10,000 of the proceeds from the sale as a refundable manganese deposit, which would be repayable to the purchaser if the Company elects not to produce manganese.

The Company currently has no revenue generating activities other than interest income.

Expenses
For the year ended December 31, 2008, the Company recorded a loss of $2,293 ($11,112 in 2007), or loss per share of $0.02 (loss of $0.09 per share in 2007). While the Company incurred losses before other items and had no revenues, the results of foreign exchange gains on US$ currency, capitalized project costs, interest income and a gain on disposal of assets significantly decreased the loss in 2008. Additional, significant variances are outlined as follows:

•  Amortization and accretion: $596 ($89 in 2007) – the increase is due to additions to software amounting to $226 in 2007, which were put into use in 2008, and thus only depreciated in 2008 and the accretion on the refundable deposit related to the manganese efforts;

•  Exploration: $Nil ($7,507 in 2007) – No exploration has occurred from mid 2007 when the Company moved to its development stage. No further exploration has occurred on site to date;

Preparing for Growth

Baja Mining - 2008 Annual Report	21
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

•  General and administration: $1,353 ($912 in 2007) – the increase is the result of additional travel, a site safety film, increased insurance, office and overhead expenses incurred prior to the slowdown as the Project grew in size and complexity;

•  Management and directors fees : $293 ($215 in 2007) – the increase is due to bonuses paid to management following the successful completion of credit approved senior lending commitments and the sale of the 30% interest in MMB;

•  Professional and consulting fees: $894 ($688 in 2007) – the increase relates to significant professional, legal and tax costs from a corporate reorganization in Mexico, additional audit costs due to US Sarbanes Oxley compliance, additional audit of MMB for May 2008 due to 30% sale, value added tax reviews in Mexico, plus the general growth in operational complexity that occurred in 2008;

•  Research: $61 ($NIL in 2007) – the evaluation and research relates entirely to manganese;

•  Shareholder information: $657 ($881 in 2007) – The decrease is due to lower costs for investor relations activities, and the fact that there was no initial TSX filing fee as in 2007;

•  Stock based compensation: $822 ($513 in 2007) – the increase in the stock based compensation expense is the result of granting of 4,415,000 options in 2008, as opposed to only 1,750,000 options in the same period in 2007. The increase in granting of stock options correlates with the bolstering of the management structure as reflected in management fees and wages and subcontractors;

•  Wages and subcontractors: $1,140 ($916 in 2007) – additional key personnel and new staff were added in numerous additional administrative positions, as the Company was growing during the ramp up in construction of the Boleo Project; and

Other items

• Gain on sale of property, plant and equipment: $307 ($NIL in 2007) – the Company sold older mining equipment used in the test mine program for a significant gain and used the proceeds to purchase used mining equipment;

•  Finance and development costs: $1,700 ($NIL in 2007) –Following the slowdown of the project, management reviewed the finance and development costs previously recognized in mineral properties and consequently expensed, for which economic benefits were not expected in the immediate future;

•  Foreign exchange gain: $3,802 ($53 in 2007) – the majority of this gain is the result of holding significant foreign currency is US dollars, in excess of any corresponding US dollar liability, following the sale of the 30% interest in MMB. During the year, the US dollar strengthened significantly against the Canadian dollar and Mexican Peso; and

•  Interest income and other: $1,114 ($556 in 2007) – the increase in interest income resulted from the significantly higher cash reserves of the Company following the sale of the 30% interest in MMB, and investing funds in short term guaranteed investment certificates.

Comparison of the three months ended
December 31, 2008 to December 31, 2007

Operations
For the three month period ended December 31, 2008, the Company recorded income of $227 (earnings of $0.00 per share) as compared to a loss of $340 (loss of $0.00 per share) for the same period in 2007. Notable variances are outlined as follows:

General and Administrative Expenses
Operating expenses for the three months ended December 31, 2008 were $1,904, an increase of $857, compared with $1,044 in the comparable quarter in the previous year. The significant changes during the quarter are outlined as follows:

•  Amortization and accretion: $521 ($20 in 2007) – the increase is due to additions to software, which were put into use in 2008, and the accretion on the refundable deposit related to the manganese efforts;

•  Professional and consulting fees: $306 ($262 in 2007) - the increase is a result of the increased cost of the 2008 audit fees as this is the first year of auditor attestation on internal controls over financial reporting. The Company also incurred additional legal fees in Mexico, Canada and the US relating to the restructuring of the Mexican subsidiaries;

Preparing for Growth

22	Baja Mining - 2008 Annual Report
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

•  Shareholders information fees: $150 ($220 in 2007) - the decrease is a result of the fact that no private placements were undertaken during 2008;

•  General and administration: $389 ($257 in 2007) - the increase is the result of additional travel during October in relation to the delayed financing, as well as increased overhead costs resulting from the increased administrative tasks undertaken in the wake of the project slow-down; and

•  Stock based compensation: $308 ($32 in 2007) – the increase is due to the significant number of options granted during 2008 which continue to vest during the current quarter.

Other items

• Foreign exchange gain: $3,882 ($307 in 2007) - the change resulted from the increase in the value of the US dollar during the fourth quarter and the significant amounts of cash and short-term investments held in US dollars. The Company does not hedge its foreign currencies;

•  Finance and developments costs: $1,700 ($Nil in 2007) – the expenses written off in 2008 relates to the expensing of previously capitalized financing costs regarding the proposed financing with HVB, as well as certain amounts paid and accrued on cancelled purchase orders for which future benefit is not expected; and

•  Interest income: $283 ($398 in 2007) - Interest income decreased despite a significant increase in short-term deposits in 2008, and this is due to the reduction in global interest rates, following the global financial crisis. The Company has not invested in any asset backed securities.

SUMMARY OF QUARTERLY INFORMATION

The following quarterly financial data for the eight most recently completed quarters is presented in thousands of Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles.

		(Loss)/earnings	Basic and diluted
	Total	for the	(loss)/earnings per
	revenues	period	share for the period

Q1 Mar 31, 2007	$–	$(5,577)	$(0.05)
Q2 Jun 30, 2007	$–	$(3,799)	$(0.03)
Q3 Sep 30, 2007	$–	$(1,396)	$(0.01)
Q4 Dec 31, 2007	$–	$(340)	$(0.00)
Q1 Mar 31, 2008	$–	$(371)	$(0.00)
Q2 Jun 30, 2008	$–	$(1,174)	$(0.01)
Q3 Sep 30, 2008	$–	$(975)	$(0.01)
Q4 Dec 31, 2008	$–	$227	$0.00

The significant changes in quarterly earnings (losses), result from the completion of the DFS on May 29, 2007, followed by development costs being capitalized from June 1, 2007 onwards. Then during the second Quarter of 2008 forward, a significant operating cost was incurred due to the project activity and the development of the Boleo Project. During the forth quarter the Company held a significant amount of US$ and has experienced a large FX gain on this currency that resulted in earnings during the period.

LIQUIDITY

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2008 was $56,246 compared with working capital of $31,741 as at December 31, 2007, an increase of $24,505, which resulted primarily from the sale of 30% of MMB. During the period ended December 31, 2008 the Company raised $2,566 (2007 - $49,608) through the exercise of warrants and options and issuance of common shares.

Preparing for Growth

Baja Mining - 2008 Annual Report	23
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

The Company recovered $9,195 (spent in 2007 - $8,699) on operations, with the large change the result of unrealized losses on the various liabilities of $7,772, and write-off of previously spent finance costs and the change in 2007 due to both the completion of the DFS in 2007 and the subsequent capitalization of development costs. The Company also disposed of $350 (2007 - $NIL), and purchased an additional $1,347 (2007 - $1,432) in property, plant and equipment and incurred expenditures of $107,111 (2007 - $16,600) on mineral properties and related development costs.

The Company’s combined cash and cash equivalents and short-term deposit position as at December 31, 2008 was $60,235 compared with $33,226 as of December 31, 2007. All cash balances and short term deposits are highly liquid and are available immediately, at fair value, if required. The increase in the balance was the result of the sale of 30% of the Company’s interest in MMB. The Company has $13,068 (2007 - $2,692) of current liabilities, with the increase resulting from the increased construction activity on the Boleo Project up to the October 29, 2008 slow down and the significant time spent negotiating with suppliers on outstanding commitments prior to payments and settlements in 2009.

The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

Other receivables consist of $3,220 or over 96% of Mexican value added tax, $48 of Canadian Goods and service tax (subsequently received) and the remaining interest receivable from Canadian banks. The collection of the Mexican Value added tax is difficult and the timing of receipt is not predictable but expected within the year.

Deposits and prepaid expenses include over $4,164 or 73% of deposits to vendors that have either used the funds in exchange for services or returned funds to the Company, at the report date. An additional $1,382 or 24% is from our engineers, and will be used in exchange for services or returned.

Management has determined that the Company has sufficient resources to meet its current obligations, which include accounts payable and accrued liabilities, the current portion of the special warrant liability, as well as the cash exposure to commitments relating to the development of the Boleo Project for the foreseeable future beyond the next 12 months.

Establishment of Trust Fund for Conservation
In 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100, issued on January 31, 2007. Additionally, the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February, 2009 (converted), 2010, and 2011, respectively.

Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. This repurchase option represents a liability of US$1,000 (or a discounted liability of $1,074 at December 31, 2008) if the share price has not reached US$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. The Company honoured the conversion of the first 60,000 warrants and paid US$333 in 2009. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

Preparing for Growth

24	Baja Mining - 2008 Annual Report
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

Commitments

As at December 31, 2008, the Corporation had the following known undiscounted contractual obligations:

Contractual		Payments due by period
Obligations		Thousands of Canadian dollars
		Less						More
		than 1		1-3		3-5		than 5
	Total	year		years		years		years
Accounts payable	$12,032	$12,032	$	Nil	$	Nil	$	Nil
Operating lease obligations [1]	185	107		78		Nil		Nil
Contract and purchase commitments [2,3]	24,136	23,577		559		Nil		Nil
Refundable deposit [4]	12,419	Nil		12,419		Nil		Nil
Loans from non-controlling interest	52,029	Nil		Nil		Nil		52,029
Environmental obligations [5]	2,146	1,147		999		Nil		Nil
Total	$102,947	$36,863		$14,055	$	Nil		$52,029

1	During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29. The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis. The combined monthly lease is 17,000 Pesos ($2).
2	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2008 are estimated to be $23,000.
3	The Company has entered several management consulting agreements with companies whose directors or officers are in common with the Company that contain future commitments for 2009 to 2010, aggregating $1,103.
4	Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of US$10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the final economic completion of the Boleo Project or May 30, 2011.
5	On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 201, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 (total US$1,000) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of Cdn$1.0599/US$1.00. As at December 31, 2008 the special warrants liability amounted to $1,074 of which $404 is payable within one year. The Company also recognized an asset retirement obligation of $905 and the Company expects to incur $683 of this total during 2009.

CAPITAL RESOURCES

The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the section entitled ‘Overall Performance’. As a result of the completion of the sale of 30% of MMB to the Consortium the Company has over $69,000 in current assets, with working capital of $56,246. The current assets also include deposits, value added tax refunds and existing cash and short term deposits to fund the Company’s share of the project expenses.

Due to the announced slow down, it is unclear how much capital funding can be obtained or will be required in the next twelve months. However, the award of a new EPCM, updated capital estimate, and a revised construction schedule is expected to be completed in 2009, which will show the additional capital funding required. The Company has no revenue from operations except interest income, and does not expect to generate any revenue from operations until completion of construction and commencement of operations, the timing of which are currently unknown due to the announced slowdown. As discussed in the Update on Construction Financing, the Company intends to pursue senior project loan facilities required to fund the construction costs, once market conditions improve.

In line with the decision to slow down development but delay certain construction activities at the Boleo Project, current available cash funds are being closely monitored as key objectives for 2009 are pursued. The 2009 budgets include administrative expenses and anticipated project costs estimated prior to completion of financing. The Company has adequate funds to cover all 2009 budgeted costs.

Excluding the updated construction schedule and revised costs of the Boleo Project, currently under review, the Company anticipates or has committed to the following expenditures over the next 12 months:

Preparing for Growth

Baja Mining - 2008 Annual Report	25
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

•   Permitting activities on the Boleo Project of approximately $1,837;

•   Project, engineering and site costs of approximately $33,686;

•   Wages, management fees and subcontracts of approximately $6,015;

•   General and administrative expenses, including travel, legal, accounting and finance costs of approximately $4,075.

These expenditures will be made from existing cash, which includes significant project cash, and the Company has budgeted an additional Consortium funding requirement of approximately US$4,000 in 2009.

ENVIRONMENTAL ACTION PLAN

The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project, Baja California Sur, Mexico. The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (2 million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2008, the Company has established a compensation arrangement with the Mexican Commission for Natural Protected Areas; under which it has deposited US$100 into a Compensation fund, as well as three special warrants totalling US$1,000 to partially fund the remedial work within El Vizcaino. This fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mines normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of both community trash as well as waste from the local squid packing plants. Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A temporary disposal facility has been developed, pending construction of a more permanent facility (on land owned by the Company located to the north of the project), which will be donated to the community. The cost of remediation to date has been approximately $300 and is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years and more than 700 hectares over its initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. The total cost of reclamation and closure costs over the life of mine are estimated to be US$35,000 (on an undiscounted basis). No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established, once production commences to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be US$10. Considering the annual projected operating budget (once full operation is achieved) is of the order of US$100,000 per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately US$12 and, as operations commence will increase to approximately US$25/year. Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure in contrast to a temporary closure of the mine.

Preparing for Growth

26	Baja Mining - 2008 Annual Report
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

Following the completion of the mine and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at between US$10,000 and US$15,000, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s Environmental Impact Manifest approval, the Company was required to identify local flora and fauna species that would be affected by its operation and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed at an approximate cost of US$135. Continuing effort in the preservation and protection of plants and animals at El Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance program for employees and visitors at El Boleo.

Ongoing permitting, compliance, baseline inventory, and monitoring are being conducted to maintain the company in readiness to move forward.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instruments obligations.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2008 the Company paid $872 ($817 in 2007) in management fees to officers of the Company, and to companies controlled by officers of the Company. The Company also paid directors fees of $76 ($65 in 2007) during the same period.

Loans from non-controlling interest in the amount of US$41,896 ($43,790) were received during the year. Certain of the loans have been discounted as they were negotiated prior to the closing of the 30% sale of MMB. This discounting has the effect of significantly reducing the fair value and total loans outstanding, which are recorded at $39,354.

The above transactions, and the consortium contributions post closing, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, environmental liabilities and the refundable deposit are recorded at their fair values. The Company has a concentration of credit risk, which it accepts, as the majority of its cash and cash equivalents are on deposit with one financial institution, Scotiabank.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

SHARE CAPITAL INFORMATION

Subsequent to the balance sheet date, the Company granted an additional 200,000 stock options. To the date of this report, no additional stock options or warrants have been exercised (but 300,000 were cancelled and 620,000 expired) nor were any new shares or warrants issued.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 143,064,337 issued and outstanding. The Company also had 12,700,000 outstanding stock options and 30,997,993 outstanding warrants available to be exercised.

Preparing for Growth

Baja Mining - 2008 Annual Report	27
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

CRITICAL ACCOUNTING ESTIMATES

These financial statements are presented in thousands of Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests
The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property right and, mining concessions and its development costs since June 1, 2007. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. During the year 2008 events such as declining commodity prices, declining share price and change in business climate indicated that impairment may exist. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management spent a significant amount of time reviewing all its assets for possible impairment, and conducting relevant tests. As a result, Management is satisfied that, no impairment of its assets exists on the balance sheet date.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency
Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs
The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period.

Preparing for Growth

28	Baja Mining - 2008 Annual Report
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated that, as at December 31, 2008, the undiscounted closure costs would amount to $905, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $832.

This estimate is based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

Stock based compensation
All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the contractual arrangement. Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Refundable deposit liability
The refundable deposit liability meets the definition of a financial liability and is recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. As such, an effective interest rate and a repayment term must be established to discount the face value to fair value. The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding amortization expense as the liability relates to the Company’s investigation of the potential to produce manganese at the project.

Historical expenditure funding, included in loans from non-controlling interests
During the negotiation of the sale of 30% of MMB to the Korean consortium, the principle of funding the Boleo project from development was established. Baja and the Korean consortium agreed they would each fund MMB from development (June 1, 2007) forward based upon the same basis as their equity interest, 70%-Baja and 30%-Korean consortium. On closing the Korean consortium was required to make a historical expenditure funding contribution to MMB for past funding by Baja. The terms of this amount were a non-interest bearing loan, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with this initial loan treated as a financial liability at fair value, not face value as it was not with a related party. Considerable judgement must be applied to the estimated term of the loan and the discount rate. The result is a reduction of the liability and a credit to contributed surplus.

In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding increase to the carrying amount of the related asset, where one is identifiable and when the asset continues to meet the Canadian and US GAAP criteria for capitalization of costs, in which case the amortization is capitalized and amortized over the life of the asset. In the future, should the actual term of the loan change, the Company will prospectively adjust the amortization period.

Subsequent cash calls from the Korean consortium, included in loans from non-controlling interests
In August and October 2008, the Korean consortium advanced loans to MMB related to cash calls and Baja funded MMB on the same basis as their equity interest, 70%-Baja and 30%-Korean consortium. The terms of these amounts were as non-interest bearing loans, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s concurrent project funding. The Baja loans to MMB eliminate for consolidation, but the Korean consortium loans remain as financial liabilities, with these loans treated as a financial liability at face value as the Korean consortium was dealing with MMB as a related party under Canadian GAAP at the time these loans were negotiated and advanced.

Preparing for Growth

Baja Mining - 2008 Annual Report	29
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

ACCOUNTING CHANGES – CURRENT YEAR

Effective January 1, 2008, the Company has adopted four new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise four handbook sections:

Capital disclosures and financial instruments – disclosures and presentation

In December, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing disclosure requirements, and carrying forward unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

General standards on financial statement presentation – Going concern assessment

Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The Section also requires disclosures regarding any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

New accounting pronouncements not yet effective

i)	The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062,“Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 – Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009 and the Company does not expect the adoption of these changes to have a material impact on its consolidated financial statements.

ii)	The CICA issued new Handbook Section 1582, “Business Combinations”, Handbook Section 1600, “Consolidated Financial Statements” and Handbook Section 1601, “Non-controlling Interests” in January 2009 which establish a new section for accounting for a non-controlling interest in a subsidiary. These new standards is expected to align Canadian GAAP with the provisions of the IFRS equivalent IFRS3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements”. The new standards will be effective for business combinations for which the acquisition date is on or after January 1, 2011. The Company is evaluating the impact of these new standards on the Company's consolidated financial statements.

iii)	The Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” on January 20, 2009. The EIC counterparty credit risk and an entity`s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. The EIC will be effective for interim and annual financial statements ending on or after January 20, 2009 and will apply retrospectively without restatements to prior periods. The Company is evaluating the impact of this EIC on the Company’s consolidated financial statements.

Preparing for Growth

30	Baja Mining - 2008 Annual Report
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

iv)	The Emerging Issues Committee issued EIC 174, “Impairment Testing of Mineral Exploration Properties” on February 28, 2009. The Company does not anticipate any impact in the Company`s consolidated financial statements since the Company does not currently have any properties in the pre-feasibility stage.

International Financial Reporting Standards (“IFRS”) and update on plan to transition to IFRS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently assessing the financial reporting impact of the transition to IFRS.

Management has begun assessing the implications of IFRS transitioning and has completed a high-level diagnostic, identifying a number of significant GAAP differences that will impact the Company’s financial statements. The findings of the diagnostic have been included in the Company’s IFRS Transition Plan which also addresses the following matters:

•  The timeline for transition

•  The impact of IFRS transition on Internal Controls over Financial Reporting

•  The role of Corporate Governance in the transition process

•  The impact of IFRS on information technology and data system requirements

•  Training and professional development

Management has reviewed the IFRS resources available to the Company and following the expansion of the accounting function during 2008, believes that the Company is well positioned to carry out the IFRS transition. The Company has appointed an IFRS project manager and the members of the accounting function have adequate IFRS experience while also continuing subject-specific training both internally and externally.

Management intends performing an in-depth component evaluation during 2009 in order to facilitate the accounting policy choices available under IFRS at transition. Following the completion of the component evaluation, management expects to be able to quantify the impact of IFRS transition on the financial results. Management also anticipate preparing draft financial statements and disclosure information for each quarter in 2010, while it is expected that reporting under IFRS will commence in the first quarter of 2011.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2008.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Preparing for Growth

Baja Mining - 2008 Annual Report	31
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During the recent quarter ended December 31, 2008, the Company was able to enhance its internal control design through additional segregation of duties resulting from the addition of a controller for the Company. This has allowed additional review of processes. We confirm there were no additional changes in these controls during the most recent interim period ending December 31, 2008.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

RISK FACTORS

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk, since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve, and may require the Company to reduce its estimates.

Mine developments are often based upon, a feasibility studies which are used to determine the economic viability of a deposit and are utilized to justify Mine Development. However, many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades of copper and other metal ores to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the copper and other metal ores and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the DFS will be correct or that the Boleo project will become a profitable operating mine. If a mine is developed, actual operating results may differ from those anticipated in the DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Preparing for Growth

32	Baja Mining - 2008 Annual Report
Management's Discussion & Analysis
(expressed in thousands of Canadian dollars, unless stated otherwise)

CAUTION ON FORWARD-LOOKING INFORMATION

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis ,and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form (filed as a form 20-F) for the year ended December 31, 2008, filed with the Canadian securities regulatory authorities, Baja’s annual report on Form 20-F filed with the United States Securities and

Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

CAUTIONARY NOTE CONCERNING RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by Baja Mining are in compliance with NI 43-101 and also qualify as reserves under the SEC’s standards.

Preparing for Growth

Baja Mining - 2008 Annual Report	33
Management’s Responsibility for Financial Reporting
(expressed in thousands of Canadian dollars, unless stated otherwise)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management. The consolidated financial statements of Baja Mining Corp. (“Baja”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 31, 2009.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically and has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

John Greenslade	Rowland Wallenius
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.
March 31, 2009

Preparing for Growth

34	Baja Mining - 2008 Annual Report
Independent Auditors’ Report
(expressed in thousands of Canadian dollars, unless stated otherwise)

Independent Auditors’ Report

To the Shareholders of Baja Mining Corp. (the “Company”)

We have completed an integrated audit of Baja Mining Corp.’s 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and audits of its 2007 and 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Baja Mining Corp. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements as at December 31, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s consolidated financial statements as at December 31, 2007 and for each of the years in the two year period ended December 31, 2007 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Baja Mining Corp.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Preparing for Growth

Baja Mining - 2008 Annual Report	35
Independent Auditors’ Report
(expressed in thousands of Canadian dollars, unless stated otherwise)

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants
Vancouver, British Columbia
March 31, 2009

Preparing for Growth

36	Baja Mining - 2008 Annual Report
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars, unless stated otherwise)

Consolidated Balance Sheets
As at December 31, 2008 and 2007

	2008	2007

ASSETS
Current assets

Cash and cash equivalents	$59,235	$1,043
Short term deposits (note 4)	1,000	32,183
Other receivables	3,337	265
Deposits and prepaid expenses	5,742	942
	69,314	34,433
Mineral properties (note 5)	126,362	18,572
Property, plant and equipment (note 6)	2,709	1,668
	$198,385	$54,673

LIABILITIES
Current liabilities

Accounts payable and accrued liabilities	$12,032	$2,692
Current portion of environmental liabilities (note 7)	1,036	-
	13,068	2,692

Refundable deposit liability (note 3)	10,904	-
Environmental liabilities (note 7)	872	753
Loans from non-controlling interest (note 8)	39,354	-
	64,198	3,445

SHAREHOLDERS’ EQUITY
Share capital (note 9 (b))	109,611	105,841
Share purchase warrants (note 9 (d))	16,077	17,199
Contributed surplus (note 9 (g))	89,349	6,745
Deficit	(80,850)	(78,557)
	134,187	51,228
	$198,385	$54,673
Commitments and contingencies (note 13)
Subsequent event (note 18)

On behalf of the Board

Robert Mouat	C. Thomas Ogryzlo
Director	Director	See accompanying notes to the consolidated financial statements.

Preparing for Growth

Baja Mining - 2008 Annual Report	37
Consolidated Statements of Operations and Comprehensive Loss
(expressed in thousands of Canadian dollars, unless stated otherwise)

Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Expenses

Amortization and accretion	$596	$89	$59
Exploration	-	7,507	19,827
General and administration	1,353	912	544
Management and directors fees (note 10)	293	215	208
Professional and consulting fees	894	688	447
Research	61	-	-
Shareholders information	657	881	234
Stock-based compensation expense (note 9(f))	822	513	1,996
Wages and subcontracting	1,140	916	461
Loss before other items	(5,816)	(11,721)	(23,776)

Gain on disposal of property, plant & equipment	307	-	-
Finance and development costs expensed	(1,700)	-	-
Foreign exchange gain	3,802	53	61
Net interest income and other	1,114	556	492

Loss and comprehensive loss for the year	$(2,293)	$(11,112)	$(23,223)

Basic and diluted loss per share for the year	$(0.02)	$(0.09)	$(0.24)

Weighted average number of shares outstanding – basic and diluted	142,633,754	117,866,327	97,927,466

Preparing for Growth

38	Baja Mining - 2008 Annual Report
Consolidated Statements of Changes in Shareholders’ Equity
(expressed in thousands of Canadian dollars, unless stated otherwise)

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Share capital
Balance – beginning of year	$105,841	$65,258	$44,284
Non-brokered private placement	-	21,777	-
Brokered private placement	-	10,836	17,635
Share issuance costs	-	(1,498)	(2,076)
Shares issued on exercise of warrants	2,450	5,017	3,023
Fair value of warrants exercised	1,122	1,975	700
Shares issued on exercise of stock options	116	845	684
Fair value of stock options exercised	82	1,631	1,008
Balance – end of year	$109,611	$105,841	$65,258

Share purchase warrants
Balance – beginning of year	$17,199	$6,497	$1,122
Non-brokered private placement share purchase warrants	-	8,262	-
Brokered private placement share purchase warrants	-	4,165	5,365
Share purchase warrants issue costs	-	(534)	(631)
Fair value of agent warrants	-	631	1,309
Fair value of additional agent warrants	-	105	32
Fair value of shares issued on exercise of warrants	(1,122)	(1,975)	(700)
Fair value of special warrants	-	48	-
Balance – end of year	$16,077	$17,199	$6,497

Contributed surplus
Balance – beginning of year	$6,745	$6,973	$2,740
Fair value of stock options re-priced	-	-	1,100
Fair value of stock options granted	1,542	1,403	4,141
Fair value of stock options exercised	(82)	(1,631)	(1,008)
Contribution relating to funding of mineral property costs (note 3)	69,380	-	-
Contribution relating to refundable deposit liability (note 3)	1,387	-	-
Contribution relating to loans from non-controlling interest (note 8)	10,377	-	-
Balance – end of year	$89,349	$6,745	$6,973

Deficit
Balance – beginning of year	$(78,557)	$(67,445)	$(44,222)
Loss for the year	(2,293)	(11,112)	(23,223)
Balance – end of year	$(80,850)	$(78,557)	$(67,445)

Total Shareholders’ Equity	$134,187	$51,228	$11,283

Preparing for Growth

Baja Mining - 2008 Annual Report	39
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars, unless stated otherwise)

Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash flows from operating activities
Loss for the year	$(2,293)	$(11,112)	$(23,223)
Items not affecting cash
Amortization and accretion	596	155	169
Fair value of special warrants	-	805	-
Accretion of special warrants liability	-	63	-
Gain on disposal of property, plant & equipment	(307)	-	-
Stock-based compensation expense	821	1,198	5,241
Unrealized foreign exchange	7,772	(128)	-
Impairment of property, plant and equipment	-	-	125
Finance and development costs expensed	1,700	-	-
	8,289	(9,019)	(17,688)
Net changes in working capital balances
Other receivables	(276)	(357)	(590)
Deposits and prepaids	1,045	-	-
Accounts payable and accrued liabilities	137	677	748
	9,195	(8,699)	(17,530)

Cash flows from investing activities
Redemption of (investment in) short term deposits	31,183	(23,309)	(8,875)
Expenditure on capitalized development costs, net	(107,111)	(16,600)	-
Acquisition of property, plant and equipment	(1,347)	(1,432)	(159)
Disposal of property, plant & equipment	350	-	-
	(76,925)	(41,341)	(9,034)

Cash flows from financing activities
Repayment of amounts due to related parties	-	-	(61)
Net proceeds from issuance of common shares	2,566	49,608	25,340
Contribution relating to funding of mineral property costs (note 3)	69,380	-	-
Refundable deposit received from sale of property interest (note 3)	10,186	-	-
Loans from non-controlling interest (note 8)	43,790	-	-

	125,922	49,608	25,279
Increase (decrease) in cash and cash equivalents	58,192	(432)	(1,285)
Cash and cash equivalents - Beginning of year	1,043	1,475	2,760

Cash and cash equivalents - End of year	$59,235	$1,043	$1,475

Supplemental cash flow information (note 14)

Preparing for Growth

40	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

Notes to Consolidated Financial Statements

1.	NATURE AND CONTINUANCE OF OPERATIONS

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. “Mintec”) through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium (note 3), whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to the Korean Consortium in order to secure a portion of the funding required for the Boleo Project capital costs.

On October 29, 2008, the Company elected to slow down the development of the Boleo Project as a result of the impact of the current global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets. The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete sufficient debt financing, equity financing and the ability to generate profitable operations in the future (refer to management of financial risks as discussed in note 16).

These consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 17, accounting principles accepted in Canada differ in certain respects from the accounting principles generally accepted in the United States.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec, and its wholly owned subsidiary Invebaja, S.A. de C.V. (“Invebaja”). Invebaja holds a 70% interest in MMB, which holds the mineral property rights to the Boleo Project, as well as a 70% interest in Desarrollos y Servicios Costeros, SA de CV (“Costeros”) and Servicios y Desarrollos Meseta Central, SA de CV (“Meseta”) respectively. All significant inter-company transactions and balances have been eliminated.

b)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties and related deferred costs, amortization rates, fair value of refundable deposit liability, fair value of special warrant liability, asset retirement obligations, fair value of loans from non-controlling interest, fair value of warrants issued on private placements and stock based compensation.

c)	Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral explo.ration costs incurred prior to the completion of an economic feasibility study and defers directly related costs once the economic feasibility study is complete. On May 29, 2007 the DFS was completed for the Boleo Project. When the Company incurs debt directly related to the construction of a qualifying asset, the related financing costs are capitalized during the construction period of the particular asset.

Baja Mining - 2008 Annual Report	41
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

Capitalized costs for a producing project are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Ownership of mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

d)	Impairment of long-lived assets

Management reviews and evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.

e)	Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of assets is calculated using the straight line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	five years
Computer equipment	three years
Vehicles	five years
Software	two years
Buildings	twenty years
Mining machinery and equipment	five years
Transportation equipment	four years
Test mining equipment	two years

f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

g)	Short-term deposits

Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year.

h)	Financial instruments

Effective January 1, 2007, the Company adopted Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These standards were adopted on a prospective basis in 2007 with no restatement of prior period financial statements. In accordance with these standards, the Company classifies financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables or other financial liabilities. At the respective balance sheet dates, the Company’s financial instruments consisted of cash and cash equivalents, short-term deposits, other receivables, deposits, accounts payable and accrued liabilities, the special warrant liability included in environmental liabilities, refundable deposit liability as well as loans from non-controlling interest.

Preparing for Growth

42	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h)	Financial instruments (continued)

Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with the unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with the unrealized gains and losses recognized in the statement of operations.

The following is a summary of the categories the Company has elected to apply to each of its significant financial instruments:

Financial instrument	Category
Cash and cash equivalents	Held for trading
Short-term deposits	Held for trading
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Special warrant liability	Other financial liabilities
Refundable deposit liability	Other financial liabilities
Loans from non-controlling interest	Other financial liabilities

The carrying values of other receivables, deposits, accounts payable and accrued liabilities approximates their fair values due to the short-term nature of these balances.

i)	Asset retirement obligations

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.

The liability is accreted to the full value over time, applying the interest rate that was used in the initial measurement of the fair value and the corresponding asset is amortized over its expected life. The amount of the liability is subject to re-estimation at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

j)	Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income for the year.

References to thousand United States dollars are denoted as “US$”.

k)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. These future income tax assets and liabilities are measured using the substantively enacted income tax rates that will be in effect when the temporary differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely that not, a valuation allowance is provided.

Preparing for Growth

Baja Mining - 2008 Annual Report	43
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

l)	Stock options and warrants

The Company accounts for stock options and warrants at fair value pursuant to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. Compensation expense for options granted is determined based on the estimated fair value of the options at the measurement date using the Black-Scholes option pricing model. The compensation expense for options vesting immediately is recognized in the period of the grant. Compensation expense for options which vest over time is recognised on a graded vesting basis over the vesting periods. The compensation expense is either expensed to administration or recorded in exploration or development costs when grants are to individuals working directly on mineral projects. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital. Warrant grants are recorded at the estimated fair value using the Black-Scholes option pricing model.

m)	Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

n)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG15”). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

o)	Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation of the current year.

p)	New accounting requirements

The Company has adopted the following new standards effective January 1, 2008:

i)	Handbook Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosures required by this standard are included in note 15;

ii)	Handbook Section 3862 “Financial Instrument Disclosures” and CICA Handbook Section 3863, “Financial Instruments Presentation” replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The new sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 16; and

Preparing for Growth

44	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

p)	New accounting requirements (continued)

iii)	Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The Section also requires disclosures regarding any material uncertainties related to events and conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The adoption of this new accounting standard did not have any impact on the Company’s consolidated financial statements.

q)	New accounting pronouncements not yet effective

i)	The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062,“Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 – Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009 and the Company does not expect the adoption of these changes to have a material impact on its consolidated financial statements.

ii)	The CICA issued new Handbook Section 1582, “Business Combinations”, Handbook Section 1600, “Consolidated Financial Statements” and Handbook Section 1601, “Non- controlling Interests” in January 2009 which establish a new section for accounting for a non-controlling interest in a subsidiary. These new standards is expected to align Canadian GAAP with the provisions of the IFRS equivalent IFRS3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements”. The new standards will be effective for business combinations for which the acquisition date is on or after January 1, 2011. The Company is evaluating the impact of these new standards on the Company’s consolidated financial statements.

iii)	The Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” on January 20, 2009. The EIC counterparty credit risk and an entity`s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. The EIC will be effective for interim and annual financial statements ending on or after January 20, 2009 and will apply retrospectively without restatements to prior periods. The Company is evaluating the impact of this EIC on the Company’s consolidated financial statements.

iv)	The Emerging Issues Committee issued EIC 174, “Impairment Testing of Mineral Exploration Properties” on February 28, 2009. The Company does not anticipate any impact in the Company`s consolidated financial statements since the Company expenses costs incurred on any properties in the pre-feasibility stage.

3.	PROJECT FINANCE AGREEMENT AND SALE OF 30% INTEREST IN MMB

On June 30, 2008, the Company completed an agreement with a Korean Consortium in order to access a portion of the funding requirements for the Boleo Project, in exchange for cash proceeds of $91,538 (received July 9, 2008), as well as other contingent consideration and agreed upon terms disclosed below. The Company transferred a 30% interest in the Boleo Project to the Korean Consortium in the form of a 30% interest in the Company’s subsidiary MMB. Under the terms of the agreement, the Company intends to use the majority of these proceeds to fund the Boleo Project.

The allocation of the proceeds received on July 9, 2008, according to the terms of the agreement, was as follows:

	Amount US$	Amount Cdn$
Mineral properties funding obligation	$66,000	$67,228
Refundable manganese deposit liability	10,000	10,186
Historical expenditure funding contribution (note 8)	13,867	14,124
Total proceeds received	$89,867	$91,538

Preparing for Growth

Baja Mining - 2008 Annual Report	45
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

Additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. Alternatively, US$10,000 is refundable to the Korean Consortium should a decision be made not to produce manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011. This refundable deposit liability was recognized at fair value of $8,799 with the balance of $1,387 being recognized as contributed surplus (note 9 (g)). As at December 31, 2008, the Company has recognized an accretion expense of $333 and foreign exchange adjustments of $1,772 in the statement of operations and comprehensive loss, resulting in a balance of $10,904. The fair value of the refundable deposit liability at June 30, 2008 was calculated, applying the following assumptions:

Estimated period to repayment	35 months
Discount rate	6.81% (LIBOR + 3.5%)

Subsequent to the sale of the property interest, the Company funded its obligation of US$66,000 with regards to the financing, construction, development and working capital of the Boleo Project. Accordingly, the previously recognized funding obligation has been satisfied and the amount is now recorded as contributed surplus (note 9(g)). The Company’s funding obligation translated to an amount of $69,380 (June 30, 2008: $67,228), which was net of legal fees of $149 and included the effect of foreign exchange differences.

Under the terms of the agreement of sale and project financing, the Korean Consortium is committed to provide or procure for the Boleo Project:

•

US$50,000 in shareholders loans on commercial terms subject to completion of the required project debt financing, as defined in the agreement. The interest on such loan shall accrue and be capitalized and added to the principal outstanding until the final economic completion date of the project, as defined. Such funding to be provided once the Company has met all but the final US$50,000 of required shareholder contributions to the project pursuant to the financing plans and budgets contemplated in the shareholder agreement;

•	Completion guarantees in respect of any senior debt financing on commercial terms;

•	30% of the remaining construction costs (US$28,029 received to December 31, 2008 – note 8) by way of shareholder loans in 2008 and either equity or shareholder loans thereafter as determined on each cash call; and

•	an offtake agreement for 30% of the Boleo Project production on commercial terms (signed).

The completion of the agreement with the Korean Consortium was subject to and followed receipt of a credit approval from the Export Import Bank of Korea for a debt facility in the amount of US$300,000 and a credit approval from the Korea Development Bank for a subordinated debt facility in the amount of $50,000, plus capitalization of interest until the final economic completion. As at December 31, 2008 both of these commitment letters expired.

At December 31, 2008, the Company estimated the fair value of the refundable deposit liability at $9,462 based on an estimated discount rate of 12% applied through the remaining 29 months to May 30, 2011. The discount rate was estimated by management taking into account an element of the cost of borrowing, the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the refundable deposit liability as viewed at December 31, 2008, considering that the liability is unsecured. The exchange rate applied in the valuation at December 31, 2008 was US$0.80522/$1.00.

4.	SHORT TERM DEPOSITS

The Company has invested in one year guaranteed term deposits with its Canadian bank, Scotiabank, at fixed interest rates established at the time of investment. All deposits held at December 31, 2008 mature during 2009.

Preparing for Growth

46	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

5.	MINERAL PROPERTIES

Boleo Project details, cumulative acquisition and deferred costs from June 1, 2007 are as follows:

	2008	2007
Land	$735	$735
Mining concessions	166	106
Deferred development costs
Stock based compensation (note 9 (f))	926	205
Accretion of special warrant liability (note 7 (a))	186	60
Accretion of loans from non-controlling interest (note 8)	139	-
Amortization	264	72
Asset retirement obligation capitalized (note 7 (b))	832	-
Engineering	30,807	6,555
Site work	31,304	4,058
Construction in progress – Acid plant	13,162	542
Construction in progress – Equipment	31,530	1,009
Construction in progress – Other	1,804	2,286
Salary, consulting, financing and other costs	14,507	2,943
Total at cost	$126,362	$18,572

Details of cumulative exploration expenditures on the Boleo Project prior to the project advancing to the development stage on June 1, 2007 were as follows:

Amortization	$257
Camp, general and travel	2,375
Concession fees and other	1,881
Drilling	14,096
Feasibility studies	9,154
Geological and environmental	10,027
Infrastructure	687
Management fees	3,636
Metallurgical and contract services	6,086
Pilot plant costs	5,327
Professional fees	5,148
Accretion of special warrant liability	63
Stock-based compensation expenses	5,003
Wages and subcontracts	2,434
$66,174

6.	PROPERTY, PLANT AND EQUIPMENT

2008
		Accumulated
	Cost	amortization	Net
Computer equipment and software	$566	$(381)	$185
Leasehold improvements	149	(85)	64
Machinery and equipment	1,313	(233)	1,080
Mining equipment	86	(86)	-
Office equipment and furniture	224	(107)	117
Transportation equipment	877	(115)	762
Buildings	556	(55)	501
	$3,771	$(1,062)	$2,709

2007

		Accumulated
	Cost	amortization	Net
Computer equipment and software	$513	$(185)	$328
Leasehold improvements	149	(55)	94
Machinery and equipment	1,057	(193)	864
Mining equipment	86	(86)	-
Office equipment and furniture	183	(73)	110
Transportation equipment	68	(49)	19
Buildings	287	(34)	253
	$2,343	$(675)	$1,668

During the year, the Company disposed of machinery and equipment used in the test mine. At the time of disposal for $350, these assets had a cost of $111, accumulated amortization of $68 and the Company realized a gain of $307.

7.	ENVIRONMENTAL LIABILITIES

	2008	2007
Special warrants liability (note 7 (a))	$1,074	$753
Asset retirement obligation (note 7 (b))	834	-
	1,908	753
Less – current portion (notes 7 (a) and 7 (b))	(1,036)	-
Long-term balance	$872	$753

Preparing for Growth

Baja Mining - 2008 Annual Report	47
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

a)	Special warrants liability

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The fair value of the special warrants granted on January 9, 2007 was estimated at $48, using the Black-Scholes pricing model. The weighted average assumptions applied included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

The total repurchase liability of US$1,000 has been recorded, as the Project is expected to proceed. The liability has been discounted using an interest rate of 15%.

	Amount	Discounted	Discounted
	US$	US$	Cdn$
Balance - December 31, 2007	$1,000	$759	$753
Accretion of discounted liability for the period	-	118	126
Unrealized foreign exchange loss for the period	-	-	195
Balance – December 31, 2008	1,000	877	1,074
Less – current portion	(333)	(330)	(404)
Long term balance – December 31, 2008	$667	$547	$670

The accretion charges recognized during the year has been capitalized to mineral properties as it is considered to form part of the acquisition costs of the project.

At December 31, 2008, the Company estimated the fair value of the special warrant liability at $1,093 based on an estimated discount rate of 12% applied through to the before-mentioned maturity dates. The discount rate was estimated by management taking into account an element of the cost of borrowing, the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the special warrant liability as viewed at December 31, 2008, considering that the liability is unsecured. The exchange rate applied in the valuation at December 31, 2008 was US$0.80522/$1.00.

Subsequent to year-end, the Company paid the current portion of the liability (note 18).

b)	Asset retirement obligation

During the year, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated that, as at December 31, 2008, the undiscounted closure costs would amount to $905, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $832.

Preparing for Growth

48	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

7.	ENVIRONMENTAL LIABILITIES (CONTINUED)

b)	Asset retirement obligation (continued)

Balance – December 31, 2007	$-
Change in estimated amount of closure costs	832
Accretion of discounted liability for the period	2
Balance – December 31, 2008	834
Less – current portion	(632)
Long term balance – December 31, 2008	$202

The estimate of the closure costs is subject to change based on the future planned development of the Boleo Project, as well as future amendments to laws and regulations that may affect the Company’s obligations. However, the Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future. The entire obligation is currently unfunded.

8.	LOANS FROM NON-CONTROLLING INTEREST

Following the closing of the Company’s sale of 30% of its interest in MMB to the Korean Consortium (note 3), the Korean Consortium has funded the following amounts to the project in order to fund its share of historic and future development costs incurred. These amounts are unsecured; non-interest bearing and repayable by MMB three years after the anticipated senior debt facility has been repaid, which is identical to the terms under which the Company funds the project:

			Amount	Amount
	Face value		recognized	recognized
	US$		US$	Cdn$
Historical expenditure funding contribution (note 3) – July 9, 2008	$13,867		$3,593	$3,747
Contribution to construction costs – August 22, 2008	12,609		12,609	13,302
Contribution to construction costs – October 2, 2008	15,420		15,420	16,361
	41,896		31,622	33,410
Accretion of discounted liability for the period (note 5)	-		123	139
Unrealized foreign exchange loss for the period	-		-	5,805
Balance – December 31, 2008	$41,896	(i)	$31,745	$39,354

(i)	The Canadian dollar equivalent of the undiscounted funding received was $43,790, which translates to an undiscounted Canadian dollar equivalent of $52,029 at December 31, 2008.

Included in the proceeds from the sale of the 30% interest in MMB, was the Korean Consortium’s historical expenditure funding contribution of US$13,867 ($14,124), which was negotiated as part of the transaction (note 3). This transaction was considered to have occurred at arms length and therefore it was recognized at fair value. The following assumptions were applied in determining the fair value of the amount payable to the Korean Consortium of US$3,593 ($3,747):

Estimated period to repayment	20 years
Discount rate	6.81% (LIBOR + 3.5%)

The balance of $10,377 was recognized in contributed surplus (note 9 (g)) and the accretion charged during the period was capitalized to mineral properties in accordance with the Company’s accounting policy for financing costs.

All contributions subsequently funded by the Korean Consortium, including those on August 22, 2008 and October 2, 2008 were considered to be related party transactions since the Korean Consortium then owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

Preparing for Growth

Baja Mining - 2008 Annual Report	49
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

At December 31, 2008, the Company estimated the fair value of these amounts payable at $4,816, based on an estimated discount rate of 12% and an estimated period of 21 years to repayment. The exchange rate applied in the valuation at December 31, 2008 was US$0.80522/$1.00.

The discount rate was estimated by management taking into account an element of the cost of borrowing, the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at December 31, 2008, considering that the loans are unsecured. The period to repayment was estimated at December 31, 2008, taking into account an estimated date of completing a senior debt financing and the anticipated repayment terms of such senior debt facility.

9.	SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount
Balance – December 31, 2005	76,280,820	$44,284

Brokered private placement (note 9(c)(iv))	25,555,556	17,635
Share issue costs (note 9(c)(iv))	-	(2,076)
Shares issued on exercise of warrants	4,092,641	3,023
Fair value of warrants exercised	-	700
Shares issued on exercise of stock options	1,955,000	684
Fair value of options exercised	-	1,008
Balance – December 31, 2006	107,884,017	65,258

Non-brokered private placement (note 9 (c)(i))	16,150,000	21,777
Brokered private placement (note 9 (c)(ii))	8,065,000	10,836
Share issue costs	-	(1,498)
Shares issued on exercise of warrants	6,324,497	5,017
Fair value of warrants exercised (note 9 (d))	-	1,975
Shares issued on exercise of stock options	2,275,000	845
Fair value of options exercised (note 9 (g))	-	1,631
Balance – December 31, 2007	140,698,514	105,841

Shares issued on exercise of warrants	2,035,823	2,450
Fair value of warrants exercised (note 9 (d))	-	1,122
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 9 (g))	-	82
Balance – December 31, 2008	143,064,337	$109,611

Preparing for Growth

50	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

9.	SHARE CAPITAL (CONTINUED)

c)	Private placements

During the financial year ended December 31, 2007, the following share placements were completed:

i)	September 2007 – the Company completed a non-brokered private placement of 16,150,000 units at $1.86 per unit, realizing gross proceeds of $30,039. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 86% and an expected life of the warrants of three and one half years. The fair value of the 16,150,000 common shares was estimated to be $21,777 and the fair value of the 10,497,500 warrants was estimated to be $8,262. Finders and other fees and costs relating to this issue amounting to $310 were paid in cash. The pro rata issue costs of, $225 were charged to share capital and $85 were charged to share purchase warrants.

ii)	October 2007 – the Company completed a shareholder approved brokered private placement of 8,065,000 units at $1.86 per unit, realizing gross proceeds of $15,001. Each unit consists of one common share and 0.65 share purchase warrants. One share purchase warrant entitles the holder to acquire one common share at $2.50 within five years of issue. The warrants are subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $5.00 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. Additionally, the agents were granted 428,250 warrants, representing 5.3%, of units placed by them, entitling the holder to acquire one share at $1.99 within five years of issue. The fair value of the warrants was determined using the Black-Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.40%, a dividend yield of nil%, an expected volatility of 85% and an expected life of the warrants of three and one half years. The fair value of the 8,065,000 common shares was estimated to be $10,836, the fair value of the 5,242,250 warrants was estimated to be $4,165 and the fair value of the 428,250 agent warrants was estimated to be $631. Agents, finders and other fees and costs relating to this issue amounting to $985 were paid in cash. The pro rata issue costs of, $1,167 were charged to share capital and $449 were charged to share purchase warrants.

iii)	December 2007 – Agent’s Options (“Agent’s Option”) granted in 2005 were convertible into one unit of the Company (“Agent’s Units”), at a price of $0.35 per Agent’s Unit. Each Agent’s Unit is comprised of one share and one- half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share, at a price of $0.45 per share. During 2007 the holder exercised the remaining 179,535 warrants at $0.35 and was granted an additional 89,767 warrants at $0.45 with an expiry date of December 21, 2007. The fair value of these warrants, using the Black- Scholes pricing model, was estimated to be $105, with the charge to share capital and the credit to contributed surplus.

During the year ended December 31, 2006, the following private placement was completed:

iv)	April 2006 - a brokered private placement of 25,555,556 units at $0.90 per unit, realizing gross proceeds of $23,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.25 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $2.50 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares and warrants was determined using the Black- Scholes pricing model. The fair value of the 25,555,556 shares was estimated to be $17,635 and the fair value of warrants was estimated to be $5,365. Agent’s, finders and other fees and costs relating to this issue amounting to $1,399 were paid in cash. Additionally, the agents were granted 983,993 warrants, representing 5.5% of units placed by them, entitling the holder to acquire one share at $0.90 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status (fair value $1,309). The pro rata issue costs of $2,077 were charged to share capital.

Preparing for Growth

Baja Mining - 2008 Annual Report	51
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

d)	Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount
Balance – December 31, 2005	13,078,403	$1,122
Brokered private placement share purchase warrants (note 9(c) (i))	12,777,774	5,365
Share purchase warrants issue costs (note 9 (c) (i))	-	(631)
Fair value of agent warrants (note 9 (c) (iv))	983,993	1,309
Fair value of additional agent warrants	173,017	32
Shares issued on exercise of additional agent warrants	(4,092,641)	(700)
Balance – December 31, 2006	22,920,546	6,497
Brokered private placement share purchase warrants (note 9 (c)(ii))	5,242,250	4,165
Non-brokered private placement share purchase warrants (note 9 (c)(i))	10,497,500	8,262
Share purchase warrants issue costs	-	(534)
Fair value of agent warrants (note 9 (c)(ii))	428,250	631
Fair value of additional agent warrants (note 9 (c)(iii))	89,767	105
Fair value of special warrants (note 7 (a))	180,000	48
Fair value of share purchase warrants exercised (note 9 (b))	(6,324,497)	(1,975)
Balance – December 31, 2007	33,033,816	17,199
Fair value of share purchase warrants exercised (note 9 (b))	(2,035,823)	(1,122)
Balance – December 31, 2008	30,997,993	$16,077

e)	Warrants

A summary of the Company’s share purchase warrants at December 31, 2008 and the changes during the year are as follows:

		2008		2007		2006
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price	warrants	exercise price
Balance - Beginning of year	33,033,816	$1.86	22,920,546	$1.10	13,078,403	$0.86
Issued	-	-	16,437,767	2.51	13,934,784	1.22
Exercised	(2,035,823)	1.20	(6,324,497)	0.79	(4,092,641)	0.75
Expired	-	-	-	-	-	-
Balance - End of year	30,997,993	$1.90	33,033,816	$1.86	22,920,546	$1.10

Preparing for Growth

52	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

9.	SHARE CAPITAL (CONTINUED)

e)	Warrants (continued)

The following table summarizes information about share purchase warrants outstanding at December 31, 2008:

	Number of warrants	Weighted average	Weighted average
Range of prices ($)	outstanding and exercisable	contractual life (years)	exercise price
0.90 to 0.99	77,187	2.29	$0.90
1.00 to 1.49	14,572,806	1.48	1.21
1.50 to 2.50	16,168,000	3.74	2.49
US 5.555	180,000	1.29	US 5.555
	30,997,993	2.66	$1.90

f)	Stock options

A summary of the Company’s stock options at December 31, 2008 and the changes during the year are as follows:

		2008		2007		2006
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price
Balance - Beginning of year	9,365,000	$1.08	9,940,000	$0.83	6,525,000	$0.35
Granted	4,415,000	1.25	1,750,000	1.62	5,445,000	1.23
Exercised	(330,000)	0.35	(2,275,000)	0.37	(1,955,000)	0.35
Cancelled	(650,000)	1.36	(50,000)	1.33	(75,000)	1.21
Balance – End of year	12,800,000	$1.15	9,365,000	$1.08	9,940,000	$0.83

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Number of	Weighted average	Weighted average	Number of	Weighted average
Range of prices ($)	outstanding options	years to expiry	exercise price	exercisable options	exercise price
0.35 to 0.49	2,510,000	1.88	$0.36	2,035,000	$0.35
0.50 to 0.99	1,050,000	3.00	0.74	700,000	0.78
1.00 to 1.49	4,800,000	2.72	1.31	4,800,000	1.31
1.50 to 2.15	4,440,000	5.11	1.60	968,333	1.73
	12,800,000	3.98	$1.15	8,503,333	$1.02

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2008, the Company has reserved 14,403,109 common shares under the plan. Options granted under the Plan will vest with the right to exercise one-quarter of the options at the end of every six-month period subsequent to the grant date, unless the specified contract length is a shorter period.

Preparing for Growth

Baja Mining - 2008 Annual Report	53
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

The fair value of the options granted during the period was estimated using the Black Scholes option-pricing model. During the year, the Company granted 4,415,000 five-year stock options to consultants and employees at an exercise price between $0.40 and $1.77 (2007 – between $1.30 and $2.15), with a fair value of $2,024 attributed to these options. Total stock-based compensation recorded during the year on all vesting options was $1,542. This has been recognized and charged (based upon the work carried out by the employee or consultant) to either exploration ($nil; 2007 - $683), administration ($822; 2007 - $513) or deferred project costs ($720; 2007 - $205), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the year was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rate	2.82%	4.21%	4.15%
Dividend yield	0%	0%	0%
Expected volatility	74%	88%	89%
Expected stock option life	3 years	3.2 years	3.5 years
Weighted average forfeiture rate	13.5%	0%	0%
Weighted average fair value of stock options granted	$0.46	$0.96	$0.80

In December 2008, the Company made an application to the Toronto Stock Exchange to re-price all outstanding stock options currently priced above $0.40 to a level of $0.40. The option re-pricing, if approved by disinterested shareholders at the next annual general meeting of shareholders, will affect 9,240,000 stock options currently granted to officers, directors, employees and consultants of the Company.

g)	Contributed surplus Details are as follows:

Amount
Balance - December 31, 2005	$2,740
Fair value of options re-priced	1,100
Fair value of options granted	4,141
Fair value of options exercised	(1,008)
Balance - December 31, 2006	6,973
Fair value of options granted (note 9 (f))	1,403
Fair value of options exercised (note 9 (b))	(1,631)
Balance – December 31, 2007	6,745
Fair value of options granted (note 9 (f))	1,542
Fair value of options exercised (note 9 (b))	(82)
Contribution relating to funding for mineral property costs (note 3)	69,380
Contribution relating to refundable deposit liability (note 3)	1,387
Contribution relating to historical expenditure funding contribution (note 8)	10,377
Balance – December 31, 2008	$89,349

10.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2008	2007	2006
Directors fees – administration	$76	$65	$43
Management fees – exploration	-	339	544
Management fees – administration	217	150	165
Management fees – mineral properties	655	328	-
	$948	$882	$752

The above transactions, and the Korean Consortium’s contributions post closing (note 8), occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Preparing for Growth

54	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

11.	Income taxes

a)	The Company operates in Canada and Mexico, and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2008	2007
Accounting loss for the year	$2,293	$11,112
Statutory rate	30.50%	31.50%
Expected recovery	700	3,500

Non-deductable expenses	(11)	(377)
Tax deductible prior year exploration	-	2,024
Share issuance costs	254	266
Foreign tax rate differential	(163)	(465)
Foreign exchange and other	1,036	(1,454)
	1,816	3,458
Current valuation allowance	(1,816)	(3,458)
	$-	$-

b)	Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2008	2007
Non-capital loss carry-forwards	$13,772	$12,154
Deferred development costs	(382)	-
Property, plant and equipment	567	114
Share issuance costs	437	714
Accounts payable	110	-
	14,503	12,982
Valuation allowance	(14,503)	(12,982)
Future income tax asset	$-	$-

c)	During the year ended December 31, 2008, the Company utilized non-capital losses of $5,900 and as at December 31, 2008, the Company remains with cumulative non-capital losses for income tax purposes of $49,366 (2007 - $42,444) in Canada and Mexico, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these consolidated financial statements because of uncertainty of their recovery. These losses will expire as follows:

2009	$-
2010	-
2011	189
2012	392
Thereafter	48,785
$49,366

If utilized, these losses are expected to be utilized at substantively enacted future tax rates ranging from 30.5% to 25%.

d)	For tax purposes, Invebaja incurred capital losses relating to the sale of the 30% interest in MMB amounting to approximately $133,542 which do not expire. Following due process in Mexico, these amounts could potentially be applied against non-capital income in the future. Other capital losses relate to foreign exchange differences on account of capital which amounts to $7,483 net.

Preparing for Growth

Baja Mining - 2008 Annual Report	55
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

12.	SEGMENTED INFORMATION

The Company has one operating segment, being the exploration and development of mineral properties, which is carried out in Mexico.

The breakdown by geographic segment for the year ended December 31, 2008 is as follows:

	Canada	Mexico	Consolidated
Capital assets	$5,048	$124,023	$129,071
Current assets	35,250	34,064	69,314
Total assets	$40,298	$158,087	$198,385

The breakdown by geographic segment for the year ended December 31, 2007 is as follows:

	Canada	Mexico	Consolidated
Capital assets	$785	$19,455	$20,240
Current assets	32,513	1,920	34,433
Total assets	$33,298	$21,375	$54,673

No revenues were earned in either of the geographic segments.

13.	COMMITMENTS AND CONTINGENCIES

a)	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2008 are estimated to be $23,033 (2007 - $27,100), the payments for which are expected as follows:

2009	22,753
2010	280
$23,033

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2008 amount to:

2009	824
2010	279
$1,103

c)	The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month- to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

2009	107
2010	78
$185

d)	Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Preparing for Growth

56	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

The following are the non-cash investing and financing activities of the Company:

	2008	2007	2006
Fair value of warrants issued as share capital issuance expense	$-	$667	$1,004
Fair value of warrants issued as share purchase warrants issuance expense	-	70	305
Fair value of special warrants issued	-	48	-
Increase in accounts payable and accrued liabilities related to mineral property and deferred
development costs	9,203	875	-
Increase in deposits and prepaid expenses related to mineral property and deferred
development costs	(5,845)	-	-
Accretion of special warrant liability and historical expenditure funding contribution included
in mineral property and deferred development costs	325	60	-
Stock-based compensation included in mineral property and deferred development costs	720	205	-

Other supplemental information:
	2008	2007	2006
Interest received	$1,083	$411	$244
Interest paid	-	-	-
Realized foreign exchange gains	11,574	36	35

15.	MANAGEMENT OF CAPITAL RISK

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company has historically relied exclusively on equity sources for capital (common shares, options and warrants). However, in the past year the Company has expanded its sources of capital to special warrants and financing through a development partner and is actively working on a project debt financing package for the Boleo Project (note 3).

In the management of capital, the Company includes the components of shareholders’ equity, loans from non-controlling interest, special warrant liability and the refundable deposit liability.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

To assist in the management of its capital requirements, the Company has prepared a revised 2009 budget and is working on an updated project capital expenditure budget for the Boleo Project. These are updated as necessary depending on various factors, including successful capital deployment and general industry conditions, which have recently deteriorated. The updated 2009 budget has been reviewed and approved by the Board of Directors, and the project capital budget will be presented for approval when completed.

Preparing for Growth

Baja Mining - 2008 Annual Report	57
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

16.	MANAGEMENT OF FINANCIAL RISK

Measurement uncertainty: As a result of the adverse market conditions in 2008 the Company was unable to close its jointly arranged US$665,000 senior debt package by year-end.

The Company and its financial advisors Endeavour Financial Corporation (“Endeavour”) continue discussions with numerous lending institutions and have now targeted certain institutions including development banks, as the most effective path towards securing a revised credit and financing package. The Company and Endeavour are currently working on updating the project financial model and revising the information memorandum for more detailed discussions with lending institutions in order to advance financing of the capital constructions costs required.

Despite the efforts of management and the Company`s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and equity financings and successfully construct and develop the Boleo Project. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the recorded expenses and balance sheet classifications that would be necessary should the material risk related to financing the project prove to be insurmountable, and these adjustments could be material

Foreign Currency Risk: The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in US dollars and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. A 10% fluctuation in the foreign exchange rate (either way, over or under) based on the Company’s foreign financial instruments as at December 31, 2008 could result a foreign exchange gain or loss of approximately $1,000.

It is anticipated that the terms of future debt financing arrangement would require the Company to hedge a percentage of both its foreign exchange risk and its base metals production sales.

As at December 31, 2008, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

Foreign currency		Canadian dollar
	amount	amount
Cash and cash equivalents in United States dollars	$46,674	$57,964
Cash and cash equivalents in Mexican pesos	1,147	105
Deposits in United States dollars	2,858	3,549
Deposits in Mexican pesos	111	10
Loans from non-controlling interest (note 8)	31,745	39,354
Accounts payable in United States dollars	7,568	9,399
Accounts payable in Mexican pesos	3,686	338
Refundable deposit liability (note 3)	8,923	10,904
Environmental liability (note 7 (a))	877	1,074

As at December 31, 2007, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

Foreign currency		Canadian dollar
	amount	amount
Cash and cash equivalents in United States dollars	$772	$762
Cash and cash equivalents in Mexican pesos	1,002	91
Accounts payable in United States dollars	516	514
Accounts payable in Mexican pesos	3,126	285
Accounts payable in Euros	69	103
Accounts payable in Australian dollars	228	198

Preparing for Growth

58	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

16.	MANAGEMENT OF FINANCIAL RISK (CONTINUED)

Liquidity risk: This refers to the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 15 to the consolidated financial statements

The following table summarizes the Company`s known undiscounted obligations and commitments:

Contractual Obligations	Payments due by period Canadian dollars
		Less than					More than
	Total	1 year		1-3 years	3-5 years			5 years
Accounts payable	$12,032	$12,032	$	Nil	$	Nil	$	Nil
Operating lease obligations	185	107		78		Nil		Nil
Contract and purchase commitments	24,136	23,577		559		Nil		Nil
Refundable deposit liability	12,419	Nil		12,419		Nil		Nil
Loans from non-controlling interest	52,029	Nil		Nil		Nil		52,029
Environmental obligations	2,146	1,147		999		Nil		Nil
Total	$102,947	$36,863		$14,055	$	Nil		$52,029

Commodity price risk: The value of the Company’s mineral properties is related to the price of copper. In particular, the Company`s ability to complete the required financing for the capital construction of the Boleo project, is closely related to short–and to long-term outlook for copper. The price of copper historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors.

Credit risk: Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed term deposits at fixed interest rates established at the time of investment. All its funds are available for project and corporate objectives. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by Scotiabank. These investments mature at various dates over the current operating period. The Company’s other receivables consist of general sales tax due from the Federal Governments of Mexico and Canada, as well as advances to vendors. The carrying amount of financial assets recorded in the financial statements (excluding cash and cash equivalents and short-term deposits) represents the Company’s maximum exposure to credit risk.

Interest rate risk: The interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Despite the fact that all short-term deposits are accruing interest at fixed rates, the risk that the Company will suffer a decline in the fair value of the short-term deposits as a result of increases in global interest rates is limited because these investments are realizable within 30 days of year-end.

The impact on net loss of a 1% change in interest rates would amount to approximately $600.

Preparing for Growth

Baja Mining - 2008 Annual Report	59
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (“US GAAP”).

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$28,029, in addition to the US$13,867 included in the initial proceeds from the sale of the interest (note 3). Although the initial amount of US$13,867 was considered an arms-length loan, the subsequent amounts are considered related party payables (since the Korean Consortium became a related party through the sale of the 30% interest in MMB). Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value. As a result, under US GAAP, the balance between the fair value of the instruments and the face value, is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument. As a result of the changes in the value of the payables at recognition, the effect of foreign exchange rates on these payables are also affected as indicated below. For US GAAP purposes the fair value of these loans upon recognition, has been calculated at $6,901, applying the following assumptions:

Estimated period to repayment	20 years

Discount rates	6.71% (LIBOR + 3.5%) on the amount of US$12,609
7.52% (LIBOR + 3.5%) on the amount of US$15,420

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy which is consistent for both Canadian GAAP and US GAAP.

a)	The impact of the above differences between Canadian and US GAAP on the loss for the year ended December 31, as reported, is as follows:

	2008	2007	2006
Loss and comprensive loss for the year - Canadian GAAP	$(2,293)	$(11,112)	$(23,223)
Adjustment of foreign exchange differences	4,008	-	-
Income (loss) in accordance with United States GAAP	$1,715	$(11,112)	$(23,223)
Basic and diluted earnings (loss) per share – US GAAP	$0.01	$(0.09)	$(0.24)

b)	The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	2008	2007	2006
Shareholders’ equity - Canadian GAAP	$134,187	$51,228	$11,283
Fair value adjustment recognized in contributed surplus	22,361	-	-
Adjustment of foreign exchange differences	4,008	-	-
Shareholders’ equity – US GAAP	$160,556	$51,228	$11,283

Preparing for Growth

60	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

17.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (CONTINUED)

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	2008	2007
Total assets - Canadian GAAP	$198,385	$54,673
Accretion recognized in mineral properties	174	-
Total assets - US GAAP	$198,559	$54,673
Total liabilities - Canadian GAAP	64,198	3,445
Fair value adjustment recognized in contributed surplus	(22,361)	-
Adjustments to foreign exchange differences	(4,008)	-
Accretion recognized	174	-
Total liabilities – US GAAP	$38,003	$3,445

d)	There was no impact to the statement of cash flows between Canadian and US GAAP.

e)	New accounting pronouncements adopted under US GAAP

The Company has adopted the following new standards effective January 1, 2008:

i)	FASB Interpretation No. 48 — “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (“FIN 48”)”
Under US GAAP effective December 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained in audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

ii)	SFAS No. 157, “Fair Value Measurements” (SFAS No. 157)
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) which provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 were applied prospectively. . The Company adopted the provisions of SFAS No. 157 on January 1, 2008 and did not have any effect on its overall financial condition and results of operations.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Preparing for Growth

Baja Mining - 2008 Annual Report	61
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

iii)	SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, FASB issued SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS-159”), which permits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS- 159 for the fiscal year beginning December 1, 2007 has not had a material impact on its consolidated financial statements.

f)	New accounting pronouncements not yet effective under US GAAP
	i)	SFAS 141R, “Business Combinations”

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS-141R. The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

ii)	SFAS-157, “Fair Value Measurements”

In February 2008, the FASB issued Staff Position No. 157- 2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company is currently evaluating the potential impact of adopting this statement.

iii)	SFAS-160, “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, FASB issued SFAS-160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS- 160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non- controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into during years starting on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

18.	SUBSEQUENT EVENT

Subsequent to December 31, 2008, the Company paid the current portion of the special warrant liability of US$330 to CONANP (note 7(a)).

Preparing for Growth

62	Baja Mining - 2008 Annual Report
Notes to Consolidated Financial Statements
(expressed in thousands of Canadian dollars, unless stated otherwise)

Notes

Preparing for Growth

Baja Mining - 2008 Annual Report
Corporate Informationt

Corporate Information

Board of Directors		Management Team

John Greenslade, P.Eng, M.Eng, LLB
President, CEO & Director
C. Thomas Ogryzlo, P.Eng
	Independent Director	Michael Shaw, P.E.
	Chair of the Board & Chair of the	Vice President – Construction and Engineering
Compensation Committee
Rowland Wallenius, CA
Chief Financial Officer

David Dreisinger, PhD, P.Eng
Vice President – Metallurgy
John Greenslade, P.Eng, M.Eng, LLB
	President, CEO & Director	Kendra Low, BHK, MBA Candidate
Vice President – Administration
& Corporate Secretary

Scott Britton, P.E
General Manager – Mining
Robert Mouat
	Director	Terry Hodson, P.Geo
General Manager – Geology

Maria-Luisa Sinclair
Director of Human Resources
Graham Thody, CA
	Independent Director	Ron Hamm, P.E.
	Chair of the Audit Committee	Engineering Manager

Mike Laflamme
Director – Supply Chain
Ross Glanville, B.A.Sc., P.Eng, MBA, CAMV
	Independent Director	Thomas Glück, PhD
	Chair of the Nominating and Corporate	Manager – Process Technology
Governance Committee

Auditor	Issued Capital
PricewaterhouseCoopers, LLP	Shares Outstanding at December 31, 2008: 143 million
Chartered Accountants	Fully Diluted at December 31, 2008: 187 million
250 Howe Street
Vancouver, British Columbia	Shareholder Relations
Canada V6C 3S7	Kendra Low, VP Administration & Corporate Secretary
klow@bajamining.com
Transfer Agent
Computershare Investor Services Inc.	Warrant Inquiries
3rd Floor, 510 Burrard Street	Diane Barley, Securities Administrator
Vancouver, British Columbia	dbarley@bajamining.com
Canada V6C 3B9

Flor de Viznaga – A native flowering cactus; regrown from a diseased cutting is recovering and in bloom in the Boleo greenhouse

Baja Mining Corp.
Suite 2350 – 1177 West Hastings Street
Vancouver, BC Canada V6E 2K3
T: 604.685.2323 F: 604.629.5228
BAJ: TSX

www.bajamining.com

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Mixed Sources

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